UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2006

MASISA S.A.
(formerly known as Terranova S.A.) (Exact name of Registrant as specified in its charter)

MASISA S.A.
(formerly known as Terranova S.A.) (Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)

Av. Apoquindo 3650, Piso 10, Las Condes Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  82

On March 1st, 2006 the registrant filed a report with the Superintendencia de Valores y Seguros de Chile (Chilean Superintendent of Securities and Insurance) which included information of the registrant’s financial statements and results of its operations for the three month period ended on December 31, 2006. Attached is a free translation of the financial statements and results of operations from the original document in Spanish. The financial information included in this report was prepared according to the generally accepted accounting principles in Chile and does not include reconciliation to generally accepted accounting principles in the United States.

MASISA S.A.
( Free translation from the original in Spanish)

	As of December 31 st ,

CONSOLIDATED BALANCE SHEET	2006 THUS$	2005 THUS$

ASSETS
Total current assets	475,351	526,650
Cash and Banks	16,705	11,987
Time deposits	29,388	82,906
Marketable securities (net)	956	2,424
Accounts receivable (net)	125,107	100,072
Notes receivable (net)	10,130	13,165
Sundry debtors	18,814	20,371
Notes and accounts receivable from related companies	7,378	5,296
Inventories (net)	185,777	222,465
Recoverable taxes	62,237	52,585
Prepaid expenses	6,504	8,036
Deferred taxes	9,876	2,138
Other current assets	2,479	5,205
Leasing Contracts (net)	0	0
Assets for Leasing(net)	0	0
Total fixed assets	1,557,348	1,455,997
Lands	142,758	132,130
Buildings and infrastructure	220,140	210,582
Machinery and equipment	849,262	839,037
Other fixed assets	757,249	641,686
Goodwill from technical reappraisal of fixed asset	7,390	7,390
Depreciation (less)	-419,451	-374,828
Total other assets	-16,365	-16,726
Investments in related companies	4,651	4,060
Investments in other companies	206	207
Goodwill	1,165	1,249
Negative goodwill (less)	-58,352	-53,460
Long term debtors	4,113	4,901
Long term notes and accounts receivable from related companies	1,406	0
Long term deferred taxes	0	0
Intangible assets	267	122
Amortization (less)	-41	-22
Others	30,220	26,217
Leasing Contracts (net)	0	0

TOTAL ASSETS	2,016,334	1,965,921

The accompanying Notes N° 1 to 32 are a fundamental part of these consolidated financial statements.

MASISA S.A.
(Free translation from the original in Spanish)

	As of December 31 st ,

CONSOLIDATED BALANCE SHEET	2006 THUS$	2005 THUS$

Total current liabilities	267,348	475,767
Short term obligations to banks and financial institutions	65,529	115,121
Short term portion of long term obligations to banks and financial institutions	52,787	76,032
Obligations to the public -short-term portion (promissory note)	0	0
Obligations to the public -short-term portion (bonds)	32,937	185,286
Long term obligations due within one year	0	1
Dividends payable	473	323
Accounts payable	52,260	52,441
Notes payable	707	881
Sundry creditors	2,069	1,406
Notes and accounts payable to related companies	5,451	3,450
Provisions	31,742	21,574
Withholdings	14,244	11,324
Income tax	8,823	7,455
Revenue received in advance	279	231
Deferred Taxes	0
Other current liabilities	47	242
Total long-term liabilities	542,069	333,806
Obligations to banks and financial institutions	170,944	135,524
Long term obligations to the Public (bonds)	274,112	137,961
Notes payable Long Term	0	0
Long term sundry creditors	74	244
Notes and accounts payable to related companies Long Term	0	0
Long term Provisions	1,662	1,418
Long term Deferred taxes	77,957	38,694
Other long term liabilities	17,320	19,965
Minority interest	20,562	60,116
Total shareholders’ equity	1,186,355	1,096,232
Paid/up capital stock	812,880	769,834
Capital revaluation reserve	0	0
Overcharge in company share sales	0	0
Other reserves	219,494	188,477
Retained Earnings	153,981	137,921
Reserves future dividends	51,424	51,424
Accumulated profits	73,072	60,128
Accumulated losses (less)	0	0
Net income (loss) for the period	29,485	26,369
Interim dividends (less)	0	0
Accumulated deficit for development period	0	0

Total liabilities	2,016,334	1,965,921

MASISA S.A.
(Free translation from the original in Spanish)

	As of December 31 st ,

CONSOLIDATED INCOME STATEMENT	2006 THUS$	2005 THUS$

OPERATING RESULT	83,579	81,393
GROSS MARGIN	207,551	193,987
Operating Income	886,507	743,488
Operating costs (less)	-678,956	-549,501
Selling and administrative expenses (less)	-123,972	-112,594
NON /OPERATING RESULT	-45,997	-50,481
Financial Income	8,716	3,939
Net income on investments in related companies	613	720
Other non operating income	6,898	2,799
Loss on investments in related companies (less)	0	0
Amortization of goodwill (less)	-85	-791
Financial expenses (less)	-35,371	-38,251
Other non/operating expenses (less)	-15,883	-8,489
Price/level restatements	628	555
Exchange Differences	-11,513	-10,963
Result before income taxes and extraordinary items	37,582	30,912
Income taxes	-23,344	-13,621
Extraordinary Items
Net income (loss) before minority interests	14,238	17,291
Minority interests	10,695	5,690
Net Income (Loss)	24,933	22,981
Amortization negative goodwill	4,552	3,388

NET INCOME (LOSS) FOR THE PERIOD	29,485	26,369

The accompanying Notes N° 1 to 32 are a fundamental part of these consolidated financial statements.

MASISA S.A.
(Free translation from the original in Spanish)

	As of December 31 st ,

CONSOLIDATED STATEMENT OF CASH FLOW -DIRECT	2006 THUS$	2005 THUS$

Net cash flow from operating activities	132,035	103,762
Collection of accounts receivable	1,230,899	879,940
Financial income received	36,851	2,592
Dividends and other distributions received	0	0
Other income received	29,742	31,001
Payments of suppliers and personnel (less)	-1,053,794	-748,178
Interest paid (less)	-78,138	-27,764
Income tax paid (less)	-11,346	-11,550
Other expenses paid (less)	-2,229	-4,305
V.A.T. and similar paid (less)	-19,950	-17,974
Cash flow from financing activities	-32,963	36,610
Placement of shares	44,012	75,383
Loans drawn	242,536	125,121
Bonds	162,965	0
Documented loans from related companies	0	0
Other loans from related companies	73	1,396
Other financing sources	0	0
Dividends paid (less)	-11,491	-52,111
Distribution of capital (less)	0	0
Loans repaid (less)	-291,108	-82,901
Bonds paid (less)	-178,338	-26,594
Repayment of documented loans from related companies (less)	0	0
Repayment of other loan form related companies (less)	-709	-71
Stock issuance and placement expenses (less)	-903	-3,613
Bond issuance and placement expenses (less)	0	0
Other financing disbursements (less)	0	0
Net cash flow from investment activities	-149,868	-101,044
Sales of fixed assets	1,565	2,193
Sales of permanent investments	0
Sales of other investments	1,698
Collection of documented loans to related companies	0
Collection of other loans to related companies	0
Other investment income	2,877
Acquisition of fixed assets (less)	-121,843	-67,289
Interest capitalized repaid (less)	-6,936	-5,877
Permanent investments (less)	-27,229	-29,890
Investments in financial instruments (less)	0
Documented loans to related companies (less)	0
Other loans to related companies (less)	0
Other investment disbursements (less)	0	-181
Net total cash flow for the period	-50,796	39,328

Effect of inflation on cash and cash equivalents	-13

Net variation in cash and cash equivalents	-50,809	39,328

Initial balance of cash and cash equivalents	97,858	58,530

Final balance of cash and cash equivalents	47,049	97,858

The  accompanying  Notes  N° 1 to 32 are a fundamental part of these consolidated financial statements.

MASISA S.A.
(Free translation from the original in Spanish)

	As of December 31 st ,

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES	2006 THUS$	2005 THUS$

Net income (loss) for the period	29,485	26,369
Results on sales of assets:	-31	-60
(Profit) loss on sales of fixed assets	-31	-767
Profit on sales of investments (less)	0	0
Loss on sales of investments	0	0
(Profit) loss on sales of other assets	0	707
Charges (credits) to income not affecting cash flow:	82,808	87,599
Depreciation for the period	50,563	50,952
Amortization of intangible assets	439	874
Write/off and provisions	5,995	3,085
Income from investment in related companies (less)	-613	-720
Loss on investment in related companies	0	0
Amortization of goodwill	85	791
Amortization of negative goodwill (less)	-4,552	-3,388
Net price/level restatements	-628	-555
Net exchange difference	11,513	10,963
Other credit to income not affecting cash flow (less)	-64	-30
Other charges to income not affecting cash flow	20,070	25,627
Changes in assets affecting cash flow (increases) decreases:	26,857	-15,139
Accounts receivable	-1,825	8,034
Inventories	45,892	-25,363
Other assets	-17,210	2,190
Changes in liabilities affecting cash flow (increases) decreases:	3,611	10,683
Accounts payable related to operating income	-19,545	5,572
Interest payable	2,434	-3,160
Net income taxes payable	3,185	5,467
Other accounts payable related to non/operating income	6,715	332
Net value added tax and similar payable	10,822	2,472
Profit (loss) of minority interest	-10,695	-5,690

Net cash flow from operating activities	132,035	103,762

The accompanying Notes N° 1 to 32 are a fundamental part of these consolidated financial statements,

MASISA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31 ST, 2006 AND 2005
(Free translation from the original in Spanish)

NOTE 1:     INSCRIPTION IN THE SECURITIES REGISTER

Masisa S.A. is an open corporation whose shares are listed on the stock market, It was inscribed in the Securities Register with the number 0825 on March 24, 2004 and is subject to the regulatory authority of the Chilean Superintendency of Securities and Insurance and the United States Securities and Exchange Commission.

NOTE 2:     SIGNIFICANT ACCOUNTING PRINCIPLES APPLIED

a)     Accounting period

The consolidated financial statements cover the periods from January 1 to December 31, 2006 and 2005.

b)     Preparation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Chile and the instructions of the Superintendency of Securities and Insurance, In the event of differences between the two, the instructions of the Superintendency of Securities and Insurance prevail.

c)     Presentation

These financial statements are presented in United States dollars, The figures for the previous year are not therefore restated for comparison purposes.

Certain reclassifications have been made in 2005 for a better interpretation of these financial statements.

d)     Basis of Consolidation

These consolidated financial statements include assets, liabilities, results, and cash flows at the closing of each period related to the Parent Company and its subsidiaries, The effects of transactions and unrealized results among the consolidating companies have been eliminated, and the ownership interest of minority investors is shown as Minority Interest.

e)     Price-level Restatement

The indirect subsidiaries that carry their accounting figures in Chilean pesos, have adjusted their financial statements in order to recognize the effects on the variation of the price level restatement of that currency in the respective period, For these effects, the current legal dispositions have been applied, which establish that non currency assets and liabilities must be updated with effects on results, The applied index was the official Consumer Price Index, published by the National Statistics Institute (Instituto Nacional de Estadísticas) on a previous month basis, had a variation of 2.1% in 2006 (3.6% in 2005).

f)     Currency translation

The Company is authorized to keep its accounts in United States dollars, The dollar is used as the common unit of account so the balances of assets and liabilities in different currencies have been expressed in US dollars at the exchange rates at the end of each period, Exchange differences are charged/credited to income.

At December 31, 2006 and 2005, the principal exchange rates against the US dollar were:

	2006 per US dollar	2005 per US dollar

Chilean peso	532.3900	512.5000
Real	2.1380	2.3364
Bolivars	2,150.0000	2.150,0000
Argentinean Peso	3.0620	3.0250
Colombian Peso	2,238.7900	2,284.2200
Mexican Peso	10.8755	10.6108
Euro	0.7886	0.8470
Unidad de Fomento	0.0290	0.0285

g)     Time deposits and Marketable securities

Time deposits are shown at their investment value plus indexation adjustments and accrued interest to the end of the period, Marketable securities relate to investments in mutual funds units shown at their respective redemption values at the period-end.

h)     Inventories

-     Products being processed and finished products are shown at their production cost, under the cost-by-absorption method.

-     Standing forests are shown at the forestry appraisal value of the plantations that are expected to be harvested during the following year.

-     Wood pieces, pulp wood and native wood are shown at average production cost or at cost, as the case may be.

-     Materials, spares, supplies, etc at their average cost.

-     Imports in transit at cost

The value of the inventories does not exceed their net estimated realization or replacement value, as the case may be.

It is the Company’s policy to make allowances for the obsolescence of materials and spares and for the reduced value of finished products when they show certain aspects like:

-     Replacement of old machinery or spares for unused machines
-     Little alternative use of materials or spares with a low stock turnover.
-     Possible loss of commercial value of finished products due to deterioration in lengthy storage.
      as compared to the standards demanded by the market.

i)     Estimate of doubtful accounts

The Company’s policy is to make allowances for all accounts in judicial recovery and specific allowances for accounts outstanding.

j)     Fixed Assets

Forest Plantations

Forest plantations are valued in accordance with the technical appraisal made by forestry engineers, Any incremental value so determined over the book value, that includes the financing cost during the growth period, has been credited to Forest reserve in Shareholders’ equity, The appraisal values have been determined on the basis of a formation cost value for young plantations and the estimated commercial value of standing timber for adult plantations.

Plantations expected to be harvested during the following year, based on a production plan, are shown in Inventories in Current assets.

Fixed assets, excluding plantations

Fixed assets are shown at their cost of acquisition or construction, or at their technical appraisal value, as the case may be, which includes financing costs during the construction period and the principal renovations or improvements, Maintenance and repair costs are charged to income in the period in which they are incurred.

Relatively expensive spares are depreciated over the expected useful lives of the associated principal assets, while those that are consumed periodically are charged to production costs as soon as they are utilized.

Fixed assets that are temporally not in use at the period-end have been shown in Other fixed assets.

Technical appraisal

The technical appraisals were made in the form and periods set out in Circulars 1529, 1571 and 428 of the Superintendency of Securities and Insurance and are current at the date of these financial statements, No other technical appraisals have been booked.

k)     Depreciation of fixed assets

Fixed assets, excluding the plantations, are depreciated under the straight-line method over the estimated useful lives of the assets.

l)     Intangible assets

The Company’s intangible assets, mainly water rights, are shown at their cost and are being amortized over a period of 40 years, as established in Technical Bulletin 55 of the Chilean Institute of Accountants.

m)     Investments in related companies

Investments in related companies are shown at their proportional equity value, determined on the basis of their respective financial statements at the end of each period.

Foreign investments are adjusted to accounting principles generally accepted in Chile and translated to the company’s functional currency, as required by Technical Bulletin 64 of the Chilean Institute of Accountants.

The investments in national branches that take their accounting in Chileans pesos, are controlled in this currency and expressed in US dollars at the closing of each period.  The appraisement differences due to conversion to dollars, that are not originated by the results of the Company, are adjusted in the equity account Conversion differences reserve, inside the item Other reserves.

n)     Goodwill and negative goodwill

This represents the difference between the acquisition cost and proportional equity value of the investment at the time of purchase, These differences are amortized over the terms indicated in the Note - Goodwill and negative goodwill.

ñ)     Financial transactions under resale agreements

Purchases of securities under resale agreements are shown at their present value calculated using the discount rate used for determining the price of each instrument at the time of its acquisition, and are shown in Current assets under Other assets.

o)     Bonds payable

These relate to the placement of bearer bonds in Chile, valued at their initial face value plus indexation and interest accrued to the end of each period, The difference between the initial face value and the placement value is shown as a deferred asset which is being amortized on a straight-line basis over the term of the obligation.

p)     Income tax and deferred taxes

The Company records its tax liabilities in accordance with current tax legislation

The effects of deferred taxes resulting from timing differences between the financial and tax balance sheet are shown taking into account the tax rate current at the estimated time of reversal, as established in Technical Bulletin 60 of the Chilean Institute of Accountants, The effects of deferred taxes at the time of the implementation of that bulletin (January 2000) and not previously recognized, have been deferred and are being amortized against income over the estimated term for the reversal of the item originating the timing difference.

q)     Severance payments

At December 31 the 2006 the Company has constituted provisions in order to cover the existent obligations with some unions that have a compensation benefit guaranteed by retirement.

Provisions are made for the severance payments that the Company has to pay in any event under individual or group work contracts, according to the present value of the benefit using the accrued cost method, with an annual discount rate of 7% and a permanence ratio in line with years of service with the Company.

r)     Sales

Sales are recorded at the time of the transfer of the goods or provision of services and relate to sales of products made by the Company and third parties, Sales prices are determined by conditions in the destination markets and are shown net of related taxes, price discounts and other things that directly affect their determination.

s)     Derivative contracts

The Company has interest rate and currency swap contracts with financial institutions, These were defined as hedging of forecasted transactions and are shown as established in Technical Bulletin 57 of the Chilean Institute of Accountants.

The fair value of these instruments has been shown in Other assets or Other liabilities depending on whether they are receivable from or payable to the respective financial institution.

Unrealized gains corresponding to outstanding contracts of existing items have been shown in Other liabilities and the results realized have been taken to Financial expenses or Exchange differences, depending on the nature of the swap hedge.

In those cases where it is confirmed that the hedge taken was ineffective, the contracts have been treated as investment instruments.

t)     Computer software

The software currently used by the Company was acquired from SAP Chile S.A. and consists of the SAP R/3 system, version 4,6 C, which is being amortized over 4 years.

u)     Research and Development expenses

Research and development expenses are charged to the results of the year in which they are incurred, No significant disbursements have been made by the Company for this purpose, since the creation of the Company.

v)     Statement of cash flows

Cash and cash equivalents are considered to be its low-risk, short-term investments made as part of  its normal cash management and which can be quickly converted into known amounts of cash, with the intention to make such conversion within 90 days.

Cash flows from operating activities include all such cash flows related to the Company’s business, including interest paid and received, dividends received and in general all those flows that are not otherwise defined as related to investment or financing, The operating concept used in this statement is broader than that used in the Statement of income.

w)     Share issue costs

In accordance with the instructions given in Circular 1370 of the Superintendency of Securities and Insurance and its later modification (Circular 1736), share issue and placement costs were shown in an account called “Share issue and placement costs”, deducted from Reserves in Shareholders’ equity.

The following is a list of the consolidated subsidiaries:

		Ownership as of

		12/31/2006			12/31/2005

RUT	Company	Direct	Indirect	Total	Total

99537270-3	INVERSIONES INTERNACIONALES TERRANOVA S.A.	60.0000	0.0000	60.0000	60.0000
81507700-8	FORESTAL TORNAGALEONES S.A.	94.9061	0.0000	94.9061	94.9061
79959070-0	MASISA INVERSIONES LIMITADA	0.0000	0.0000	0.0000	100.0000
79616940-0	MASISA CONCEPCIÓN LIMITADA	0.0000	0.0000	0.0000	100.0000
79554560-3	INVERSIONES CORONEL LIMITADA	0.0000	0.0000	0.0000	100.0000
77790860-K	MASISA PARTES Y PIEZAS LIMITADA	99.8000	0.2000	100.0000	100.0000
Foreign	MASISA OVERSEAS LIMITED	100.0000	0.0000	100.0000	100.0000
Foreign	MADERAS Y SINTÉTICOS DEL PERÚ S.A.C.	99.0114	0.8897	99.9011	99.9011
Foreign	MASISA USA, INC.	25.1200	44.9280	70.0480	70.0480
Foreign	MADERAS Y SINTÉTICOS SERVICIOS S.A. DE C.V.	99.0000	1.0000	100.0000	100.0000
Foreign	MASISA ECUADOR S.A.	99.9000	0.1000	100.0000	100.0000
Foreign	MASISA DO BRASIL LTDA.	98.3907	1.6093	100.0000	100.0000
Foreign	MADERAS Y SINTÉTICOS MÉXICO S.A. DE C.V.	99.9999	0.0001	100.0000	100.0000
Foreign	TERRANOVA PANAMÁ S.A.	0.0000	60.0000	60.0000	60.0000
Foreign	TERRANOVA DE VENEZUELA S.A.	0.0000	60.0000	60.0000	60.0000
Foreign	COFORVEN S.A.	0.0000	59.9700	59.9700	59.9700
Foreign	FORESTAL TERRANOVA MEXICO S.A. DE C.V.	0.0000	59.9940	59.9940	59.9940
Foreign	CORPORACIÓN FORESTAL GUAYAMURE C.A.	0.0000	51.0000	51.0000	51.0000
Foreign	MASISA MADEIRAS LTDA.	0.0000	59.9940	59.9940	59.9940
Foreign	MASISA COLOMBIA S.A.	0.0000	59.9940	59.9940	59.9940
Foreign	CORPORACIÓN FORESTAL IMATACA C.A.	0.0000	60.0000	60.0000	60.0000
Foreign	ANDINOS C.A.	0.0000	60.0000	60.0000	60.0000
Foreign	FORESTAL ARGENTINA S.A.	0.0000	93.6530	93.6530	30.2874
Foreign	MASISA ARGENTINA S.A.	98.0000	2.0000	100.0000	100.0000
Foreign	FIBRANOVA C.A.	0.0000	60.0000	60.0000	60.0000
Foreign	MASNOVA DE MEXICO S.A. DE C.V.	0.0000	80.0000	80.0000	80.0000
Foreign	CC MAS S.A DE C.V.	0.0000	100.0000	100.0000	0.0000

NOTE 03  -  CHANGES IN ACCOUNTING PRINCIPLES

During the period ended on December 31st, 2006, there have been no changes in the use of accounting principles, relevant changes in any accounting estimate or changes related to the reporting entity with regard to the previous year that may significantly affect the interpretation of these consolidated financial statements.

NOTE 04  –  SHORT AND LONG TERM ACCOUNTS RECEIVABLE

The detail of debtors for sales, detailed by the country of the corporation that has the account to be collected is:

	2006 MUS$	2005 MUS$

- Chile	32,194	25,628
- Venezuela	12,287	7,578
- Brasil	23,586	15,924
- Argentina	5,744	4,419
- México	28,289	24,706
- Colombia	2,889	3,441
- Estados Unidos	16,419	15,601
- Ecuador	1,465	1,698
- Perú	2,234	1,077

Total	125,107	100,072

	Current

	Less than 90 days		More than 90 and less than 1 year		Sub-Total	Current Total (net )		Long Term

	31-12-2006	31-12-2005	31-12-2006	31-12-2005		31-12-2006	31-12-2005	31-12-2006	31-12-2005

Account receivable	115,764	92,231	14,955	12,136	130,719	125,107	100,072	1,971	1,101
Uncollectible receivables estimate					5,612
Notes receivable	10,085	11,717	595	2,440	10,680	10,130	13,165	751
Uncollectible receivables estimate					550
Sundry debtors	15,986	14,328	3,136	6,349	19,122	18,814	20,371	1,391	3,800
Uncollectible receivables estimate					308
						Total Long Term receivable		4,113	4,901

NOTE 05  –  BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

The accounts receivable with related companies, correspond mainly to sales of products. These sales are expressed in US dollars.

Payment conditions are subject to cash flows from the respective companies.

Commercial accounts receivable are subject to normal market conditions and terms.

a)     Notes and Accounts Receivable

		Corto Plazo		Largo Plazo

RUT	Sociedad	31-12-2006	31-12-2005	31-12-2006	31-12-2005

0-E	OXINOVA C.A	6,151	4,862	0	0
0-E	AMANCO TUBOSISTEMAS HONDURAS	279	112	0	0
0-E	AMANCO BRASIL LIMITADA	221	0	1,406	0
0-E	PLYCEM CONSTRUSISTEMAS COSTA RICA S.A.	517	140	0	0
0-E	PLYCEM CONSTRUSISTEMAS EL SALVADOR	51	55	0	0
0-E	PLYCEM CONSTRUSISTEMAS GUATEMALA S.A.	77	117	0	0
0-E	PLYCEM CONSTRUSISTEMAS NICARAGUA	82	10	0	0

TOTALES		7,378	5,296	1,406	0

b)     Notes and accounts payables from related companies:

		Short-Term		Long-Term

RUT	Company	31-12-2006	31-12-2005	31-12-2006	31-12-2005

Foreign	OXINOVA C.A	4,628	3,033	0	0
Foreign	TEK BOARD OVERSEAS, INC	823	417	0	0

TOTALES		5,451	3,450	0	0

c)     Related Party Transactions and balance:

				31-12-2006		31-12-2005

Company	RUT	Relationship Nature	Description of Transaction	Amount	Effect on Income, Charge (credit)	Amount	Effect on Income, Charge (credit)

OXINOVA C.A	Foreign	Merged	Services rendered	72	72	82	82
OXINOVA C.A	Foreign	Merged	Buys of products	20,448	-20,448	18,230	-18,230
OXINOVA C.A	Foreign	Merged	Land rent	12	12	14	14
OXINOVA C.A	Foreign	Merged	Sales of products	1,427	433	0	0
PLYCEM CONSTRUSISTEMAS GUATEMALA S.A.	Foreign	Common Parent	Sales of products	544	212	278	106
PLYCEM CONSTRUSISTEMAS COSTA RICA S.A.	Foreign	Common Parent	Sales of products	1,062	340	798	279
PLYCEM CONSTRUSISTEMAS HONDURAS S.A.	Foreign	Common Parent	Sales of products	51	6	0	0
PLYCEM CONSTRUSISTEMAS NICARAGUA S.A.	Foreign	Common Parent	Sales of products	361	119	82	29
PLYCEM CONSTRUSISTEMAS EL SALVADOR S.A.	Foreign	Common Parent	Sales of products	424	153	95	35

NOTE 06  –  INVENTORIES

Inventories as of December 31, 2006 and 2005 include the following:

	2006 THUS$	2005 THUS$

Finished and process products	107,395	141,528
Standing Timber	33,526	30,857
Materials, spares, supplies & others	44,856	50,080

TOTAL	185,777	222,465

Inventories are shown net of allowance for ThUS$ 6,366(ThUS$ 5,376 in 2005).

NOTE 07  –  DEFERRED TAXES AND INCOME TAXES

a)     Income tax

At December 31, 2006 the Company made no provision for income tax as it has total accumulated tax losses of ThUS$196,959 (ThUS$292,235 at December 31, 2005).

b)     Deferred taxes

As required by Technical Bulletins 60, 68, 69 and 71 of the Chilean Institute of Accountants and Circular 1,466 of the Superintendency of Securities and Insurance, the Company showed deferred taxes arising from timing differences, tax losses and other events that create differences between the accounting and tax treatment of assets and liabilities, shown in the following table.

c)     The result of income tax, generated by each country, is as follows:

Country	2006 THUS$	2005 THUS$

Chile	(3,790)	5,652
Argentina	(8,295)	(6,261)
Brazil (1)	(8,344)	(9,246)
USA	(1,465)	(775)
Peru	(796)	(671)
Colombia	(1,313)	(885)
Others	659	(1,435)

Total	(23,344)	(13,621)

(1)

The income tax in the Brazilian companies is strongly influenced by the variation between the Real currency and the US dollar, which generates exchange difference in the local accounting, when reevaluating the liabilities in US dollars (nearly THUS$150,000). The variation registered in the real in this period is 8.66% (11.82% in 2005).

Deferred Taxes.

	31-12-2006				31-12-2005

	Assets deferred taxes		Liabilities deferred taxes		Assets deferred taxes		Liabilities deferred taxes

	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term

Temporary Differences
Provision for uncollectible accounts	1,544	0	0	42	1,173
Anticipated income	48	0	0	0		130
Vacation provisions	835	0	0	0	656
Amortization of intangible assets	0	0	0	0
Leasing assets	0	0	0	0
Manufacturing expenses	0	0	980	0			1,115
Fixed assets depreciation	0	0	0	34,374				31,769
Severance payment	7	48	0	0	18			6
Others events	2,467	1,882	0	2,214	1,231	2,444	18	451
Expenses paid in advance	0	0	68	103			130	60
Fixed assets provision	0	1,451	0	0		1,049
Obsolescence provision	660	0	0	0	340
Other provisions	0	0	0	16,715				10,251
Forestry Reserve	0	0	0	59,590	0			48,682
Tax losses	7,555	80,733	0	0	504	99,044
Cost of activated funding	0	0	0	6,149				7,021
Non realized profits provision	675	205	0	0		346	422
Activated expenses, plantations	0	0	1,005	15,445			64	17,730
Others
Balance for Complementary assets net of amortization	0	1,110	0	27,093	35	1,469		28,584
Valuation provisions	1,862	53,627			0	52,852

Total	11,929	29,582	2,053	107,539	3,887	48,692	1,749	87,386

Income Taxes:

Items	31-12-2006	31-12-2005

Regular tax expense (tax provision)	-13,154	-11,240
Tax expenses adjustment (previous period)	-213	-954
Effect for assets and liabilities for deferred taxes of the period	-5,623	-4,371
Tax credit due to tax loss	-434	-16,545
Effect for amortization of deferred assets and liabilities complementary accounts	-950	-1,442
Effect on assets and liabilities of deferred taxes for the changes in the valuating provisions	-2,637	19,192
Other charges and credits in the account	-333	1,739

Total	-23,344	-13,621

NOTE 08  -  FIXED ASSETS

Goods related to fixed assets are valued as described in note 2 and are summarized as follows:

	2006			2005

	Book value	Cumulative Depreciation	Net Fixed Assets	Book value	Cumulative Depreciation	Net Fixed Assets

Fixed assets	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$

Lands	142,758	—	142,758	132,130	—	132,130
Building and infrastructure	220,140	(74,650)	145,490	210,582	(67,469)	143,113
Machinery and equipment	849,262	(299,521)	549,741	839,037	(262,286)	576,751
Other fixed assets	757,249	(40,973)	716,276	641,686	(40,795)	600,891
-Plantations	630,042	—	630,042	564,236	—	564,236
-Other fixed assets	127,207	(40,973)	86,234	77,450	(40,795)	36,655
Negative Goodwill Technical Reappraisal:	7,390	(4,307)	3,083	7,390	(4,278)	3,112
- Land	2,672	—	2,672	2,672	—	2,672
- Building and infrastructure	4,718	(4,307)	411	4,718	(4,278)	440

Total	1,976,799	(419,451)	1,557,348	1,830,825	(374,828)	1,455,997

Depreciation for the year	2006 THUS$	2005 THUS$

Effect on Income
From Operations	45,578	46,065
Administrative Expenses	3,928	3,974
Non-operating	797	652
Activated
Negative Goodwill Plantations	260	261

Total	50,563	50,952

Plantations:

In the case of plantations, the book value includes forest appraisals conducted by forestry engineers, This value is distributed among plantations under fixed assets and forests in exploitation classified as inventories.

The Company and its subsidiaries in its forestry line of business, have recognized as of closing of their business periods a greater value of their forests and plantations, which is included in the forest plantation with payoff in the forest reserve presented under the Net Assets and has been determined though a comparison of the valorization described in Note 2.

Greater value of fixed assets due to real financial costs regarding plantations’ financing according to what is indicated in note 2 reached the amount of THUS$6,936 as of December 31st, 2006,(THUS $5,182 in 2005) in addition, there was a activation by currency exchange difference of THUS$402 (THUS$1,275 in 2005).

Forestry subsidies:

The forestry subsidies received by Masisa S.A. are credited to the forestry subsidies account which is shown deducted from Plantations, and amounts to ThUS$5,305 at December 31, 2006 (ThUS$5,686 at December 31, 2005).

Accounting values provisions and inactive assets:

The Company has constituted a provision in order to adjust the countable value of one of its agglomerate lines, this because the projections of its operations, reveal that the net flows that this line would generate in the future would not cover the respective charges due to depreciations.  This provision was re-evaluated and adjusted during the present exercise, whose effect in results was of THUS$3,038 and its presented net of the assets that gave it origin.

Additionally, the company has temporarily inactive goods in some of its plants, For these assets the company maintains a provision, depreciation is shown under other non-operating expenses.

In this sense, during the 2006 exercise,  provisions were constituted in order  to reflect the market value of a molding plant in Venezuela, whose effect in results was  THUS $ 2,150 that show up in Other expenditures outside  the operation in the Income Statement.

NOTE 09  -  INVESTMENTS IN RELATED COMPANIES

In order to establish the book value of investments, unrealized profits from operations with related companies have been eliminated.

In 2003, the Company included in its investments, liabilities in UF’s equivalent to UF1,108,969, according to what is established in Technical Bulletin No, 64 of the Chilean Institute of Accountants, resulting in an accumulated restatement as of December 31, 2006 of THUS$11,853 (THUS$12,553 in 2005).

Investment sales

-

Dated June 10th, 2005, the subsidiary Masisa Inversiones Ltda. sells, gives, and transfers to Puerto’s del Pacific S.A. the totality of shares that it held in Inversiones Industrials S.A. for an amount of US$10,000.

-

Dated June 10th, 2005, the subsidiary Inversiones Coronel Ltda. sells, gives, and transfers to Puerto’s del Pacific S.A. the totality of shares that it held in the company Forestal Calle Calle S.A. for the amount of US$1.

These companies discontinued its proportional value method due to the fact that their net worth were negative and, by which, their results were recognized until they covered the investment, Therefore, the value of this sale was entirely recorded in the result.

			Investment Control Currency		Participation %		Shareholder’s Equity
				Number of shares
	Company	Country			31-12-2006	31-12-2005	31-12-2006	31-12-2005

Foreign	OXINOVA S.A.	VENEZUELA	DÓLARES	1,963,564	49.00	49.00	9,492	8,285

			Investment Control Currency	Net Income for the period		Shareholder’s Equity to just value		Net Income to just value

	Company	Country		31-12-2006	31-12-2005	31-12-2006	31-12-2005	31-12-2006	31-12-2005

Foreign	OXINOVA S.A.	VENEZUELA	DÓLARES	1,250	1,493	0	0	0	0

			Investment Control Currency	Net Income Accrued		VP/VPP		Unrealized Result		Book value of investment

	Company	Country		31-12-2006	31-12-2005	31-12-2006	31-12-2005	31-12-2006	31-12-2005	31-12-2006	31-12-2005

Foreign	OXINOVA S.A.	VENEZUELA	DÓLARES	613	720	4,651	4,060	0	0	4,651	4,060
Total						4,651	4,060	0	0	4,651	4,060

NOTE 10.     INVESTMENT IN OTHER COMPANIES.

It corresponds to shares in other companies and they are valorized at cost value:

LOCALS	2006 THUS$	2005 THUS$

Unión El Golf S.A.	92	92
C.Plagas Forestales	26	26
Copelec Ltda.	20	20
Cooperativa Forestal	4	4
OTHER INVESTMENTS	21	22
	165	166
FOREIGNERS
CLUB ITALO	38	38
Club Portuguez	3	3
	41	41

TOTAL	206	207

NOTE 11  –  GOODWILL AND NEGATIVE GOODWILL

Goodwill

The purchase of the subsidiary Masisa Cabrero S.A., formerly Fibranova S.A., by the former Masisa S.A., generated goodwill for the Company which it is expected to amortize over 20 years in view of the expected returns from that subsidiary.

Negative goodwill

The purchase of 43.16% of the former Masisa S.A. by Forestal Terranova S.A. (company merged with the former Terranova S.A.) in July 2002 and of 0.544% in June 2003, generated a negative goodwill for the Company which it is intended to amortize over 15 years, taking into account that the assets of that company are mainly industrial and have an average useful life similar to that period.

The purchase by Forestal Terranova S.A. (company merged with the former Terranova S.A.) in October 2003 of 40.00% of Terranova S.A. generated negative goodwill which it is intended to amortize over 20 years.

The participation of the former Masisa S.A. in the capital increase of June 27, 2002 of Forestal Tornagaleones S.A., generated negative goodwill which it is intended to amortize over 20 years.

On November 15, 2005, Masisa S.A. bought 9,987,400 shares, equivalent to 34.35% of Forestal Tornagaleones S.A., generating negative goodwill that it is being amortized over the remaining period of the original term, that is 20 years.

In January 2006 Forestal Tornagaleones S.A. purchased 22,406,455 shares, equivalent to 48.6% of Forestal Argentina, generating a Negative goodwill that it is being amortized in 20 years.

Goodwill

		31-12-2006		31-12-2005

RUT	Company	Amortization Amount for the Period	Goodwill	Amortization Amount for the Period	Goodwill

96623490-3	MASISA CABRERO S.A.	85	1,165	85	1,249
Foreign	MASISA USA, INC	0	0	706	0
	TOTAL	85	1,165	791	1,249

Negative Goodwill

		31-12-2006		31-12-2005

RUT	Company	Amortization Amount for the Period	Negative Goodwill	Amortization Amount for the Period	Negative Goodwill

81507700-8	FORESTAL TORNAGALEONES S.A.	855	12,622	163	13,480
92257000-0	MASISA S.A. (ANTIGUA)	2,766	29,301	2,766	32,067
96802690-9	TERRANOVA S.A.	335	5,703	335	6,039
Foreign	CORPORACIÓN FORESTAL GUAYAMURE C.A.	124	1,751	124	1,874
Foreign	FORESTAL ARGENTINA S.A.	472	8,975	0	0
	TOTAL	4,552	58,352	3,388	53,460

NOTE 12  –  INTANGIBLES

	2006 THUS$	2005 THUS$

SAP License	160	—
Renovation of Masisa Brand abroad.	24
Water Rights	53	122
Other	30	—
Total	267	122
Amortization	-41	-22
Net Total Intangibles	226	100

NOTE 13  -  OTHER (ASSETS)

As of December 31ST, 2006 and 2005, respectively, the following are the balances of Other Assets:

	2006 THUS$	2005 THUS$

Market value of swaps	5,842	2,370
Goodwill and expenses for placing bonds (1)	5,080	7,443
Bond issue & placement costs (1)	5,918	2,416
Goods for Sale	1,047	657
Inactive Goods	273	—
Exploitation rights (2) (3)	10,321	10,759
Others	1,739	2,572

Total	30,220	26,217

(1)	Net of Amortization

(2)

In May 1997, subsidiary Terranova de Venezuela S.A. pre-paid the lease of a CVG-Proforca sawmill amounting to US$10 millions to enter the forestry business in Venezuela. Since the lease of the above sawmill was critical for negotiating purchase agreements for 59,000 hectares of Caribbean wood plantations and thus enter the forestry business in Venezuela, the Company’s Management classified the pre-paid lease as a forest exploitation right, since it considered it as part of the exploitation rights, The items described will be amortized based on the cubic meters (m3) obtained from the forest product that will be produced by the Terranova de Venezuela S.A.’s forest over a period of 20 years (starting from 1997), estimated in 13,168,000 m3.

(3)

In fiscal year ended December 31, 2000, Terranova de Venezuela S.A. acquired from its subsidiary Coforven S.A., exploitation rights for 236,000 m3/year of wood and a sawmill for THUS$3,324. Exploitation rights will be amortized based on the volume of m3 of forest products that will be produced by the forest for supplying the plants. Goodwill balance from the investment in Coforven recorded in the accounting books amounted to THUS$987 as of the sale date, which was included as part of the cost of exploitation rights, since Terranova de Venezuela S.A. is acquiring a significant share of Coforven S.A.’s productive assets. The asset value and exploitation rights were sold at reasonable market values and unrealized results were eliminated.

NOTE 14  –  BANK AND FINANCIAL INSTITUTIONS SHORT-TERM OBLIGATIONS

Short Term (code 5.21.10.10)

	Bank or financial institution			Tipes of currency and index reaudjustment

RUT		US Dollar		Euro		Yen		Other foreign currency		UF		ThCh$ no adjustment		TOTAL

		31-12-2006	31-12-2005	31-12-2006	31-12-2005	31-12-2006	31-12-2005	31-12-2006	31-12-2005	31-12-2006	31-12-2005	31-12-2006	31-12-2005	31-12-2006	31-12-2005

97041000-7	BANKBOSTON N.A.	0	23,143	0	0	0	0	0	0	0	0	0	0	0	23,143
97023000-9	BANCO CORPBANCA	0	9,064	0	0	0	0	0	0	0	0	0	0	0	9,064
97004000-5	BANCO DE CHILE	0	5,030	0	0	0	0	0	0	0	0	0	0	0	5,030
97051000-1	BANCO DEL DESARROLLO	0	3,042	0	0	0	0	0	0	0	0	0	0	0	3,042
97008000-7	CITIBANK N.A.	0	13,372	0	0	0	0	0	0	0	0	0	0	0	13,372
97919000-K	ABN AMRO BANK	3,701	8,046	0	0	0	0	0	5,102	0	0	0	0	3,701	13,148
Foreign	BANCO BBVA	0	3,022	0	0	0	0	0	0	0	0	0	0	0	3,022
Foreign	BANCO ITAU BBA S.A.	615	0	0	0	0	0	0	0	0	0	0	0	615	0
Foreign	HSBC BANK USA	0	4,668	0	0	0	0	0	0	0	0	0	0	0	4,668
Foreign	BANCO MERCANTIL	0	0	0	0	0	0	26,835	16,339	0	0	0	0	26,835	16,339
Foreign	BANCO PROVINCIAL	0	0	0	0	0	0	8,423	0	0	0	0	0	8,423	0
Foreign	BANCO DE VENEZUELA	0	0	0	0	0	0	19,370	24,293	0	0	0	0	19,370	24,293
Foreign	CITIBANK VENEZUELA	0	0	0	0	0	0	6,585	0	0	0	0	0	6,585	0
	Others	0	0	0	0	0	0	0	0	0	0	0	0	0	0
	Total	4,316	69,387	0	0	0	0	61,213	45,734	0	0	0	0	65,529	115,121
	Principal owed	3,729	68,800	0	0	0	0	59,472	45,456	0	0	0	0	63,201	114,256
	Rate	2.63%	4.64%					10.86%	14.28%

Long Term - Short Term (code 5.21.10.20)

Porcentaje obligaciones moneda extranjera (%)	48.26%
Porcentaje obligaciones moneda nacional (%)	51.74%

	Bank or financial institution			Tipes of currency and index reaudjustment

RUT		US Dollar		Euro		Yen		Other foreign currency		UF		ThCh$ no adjustment		TOTAL

		31-12-2006	31-12-2005	31-12-2006	31-12-2005	31-12-2006	31-12-2005	31-12-2006	31-12-2005	31-12-2006	31-12-2005	31-12-2006	31-12-2005	31-12-2006	31-12-2005

97006000-6	BANCO DE CREDITO E INVERSIONES	8,383	6,938	0	0	0	0	0	0	0	3,056	0	0	8,383	9,994
97030000-7	BANCO DEL ESTADO DE CHILE	6,662	4,456	0	0	0	0	0	0	0	0	0	0	6,662	4,456
97053000-2	BANCO SECURITY	2,584	1,905	0	0	0	0	0	0	0	0	0	0	2,584	1,905
97023000-9	BANCO CORPBANCA	16,546	9,771	0	0	0	0	0	0	0	0	0	0	16,546	9,771
97039000-6	BANCO SANTANDER	5,044	5,900	0	0	0	0	0	0	0	0	0	0	5,044	5,900
96658480-7	RABOINVESTMENTS CHILE S.A.	2,166	833	0	0	0	0	0	0	0	0	0	0	2,166	833
97032000-8	BANCO BBVA	2,235	1,521	0	0	0	0	0	0	0	0	0	0	2,235	1,521
Foreign	CORPBANCA VENEZUELA	0	0	0	0	0	0	0	3,889	0	0	0	0	0	3,889
Foreign	ABN AMRO BANK	37	0	0	0	0	0	0	0	0	0	0	0	37	0
Foreign	WESTDEUTSCHE LANDESBANK	1,827	2,960	0	0	0	0	0	0	0	0	0	0	1,827	2,960
Foreign	CITIBANK N.A.	84	0	0	0	0	0	0	0	0	0	0	0	84	0
Foreign	COMERICA BANK	0	4,357	0	0	0	0	0	0	0	0	0	0	0	4,357
Foreign	BANCO CHILE NEW YORK	0	4,410	0	0	0	0	0	0	0	0	0	0	0	4,410
Foreign	THE BANK OF NOVA SCOTIA	84	7,996	0	0	0	0	0	0	0	0	0	0	84	7,996
Foreign	RABOBANK NEDERLAND	3,076	2,571	0	0	0	0	0	0	0	0	0	0	3,076	2,571
Foreign	KREDITANSTALT FUR WIEDERA	4,059	13,458	0	0	0	0	0	0	0	0	0	0	4,059	13,458
Foreign	BANCO ITAU BBA	0	2,011	0	0	0	0	0	0	0	0	0	0	0	2,011
	Others	0	0	0	0	0	0	0	0	0	0	0	0	0	0
	TOTAL	52,787	69,087	0	0	0	0	0	3,889	0	3,056	0	0	52,787	76,032
	Equity Amount in debt	50,886	66,320	0	0	0	0	0	3,844	0	2,990	0	0	50,886	73,154
	Rate	6.21%	4.02%						15.01%		6.70%

NOTE 15  –  BANK AND FINANCIAL INSTITUTIONS LONG-TERM

The loans granted by Masisa Inversiones Limitada (Company absorbed my Masisa S.A. in June 2006) to the subsidiary Masisa do Brasil Limitada through Banco Itaú BBA S.A., that rise to the amount of US$104,523,218,88, as shown in “Notes” issued by Banco Itaú BBA S.A., of which are holders Masisa Inversiones Limitada and that are record, besides, and in ¨Cédulas de Crédito Bancário - Res,2770¨ which beneficiary is Banco Itaú BBA S.A., are presented reducing the corresponding debts for the same amount that the subsidiary Masisa do Brasil Limitada maintains with Banco Itaú BBA S.A., in consideration that the documents in which this operations are established allowed to settle them with only the notification to the bank with the anticipation established in the respective documents.

Additionally and as consequence of the previously mentioned, the interests generated by the “Notes” and “Cédulas de Crédito Bancário – Res,2770” are presented net in the statement of income.

									Date close actual period		Date close past period

									Total Long Term to close The financial Statements		Total Long Term to close The financial Statements

			More 1 year Up to 2 year	More 2 year up to 3 year	More 3 year Up to 5 year	More 5 year Up to 10 year	More than 10 years
RUT	Bank or financial institution	Currency								Rate
							amount	term

97006000-6	BANCO DE CREDITO E INVERSIONES	Dollar	5,278	2,778	1,388	0	0		9,444	6.56	14,723
		Euros	0	0	0	0	0		0		0
		Yens	0	0	0	0	0		0		0
		UF	0	0	0	0	0		0		0
		non adjustable $	0	0	0	0			0	0	0
		Other currencies	0	0	0	0	0		0	0	0
96658480-7	RABOINVESTMENTS CHILE S.A.	Dollar	1,500	1,500	3,500	4,000	0		10,500	6.3	12,500
		Euros	0	0	0	0	0		0		0
		Yens	0	0	0	0	0		0		0
		UF	0	0	0	0	0		0		0
		non adjustable $	0	0	0	0	0		0		0
		Other currencies	0	0	0	0	0		0		0
97030000-7	BANCO DEL ESTADO DE CHILE	Dollar	4,233	0	0	0	0	4,233		6.5	8,464
		Euros	0	0	0	0	0		0		0
		Yens	0	0	0	0	0		0		0
		UF	0	0	0	0	0		0		0
		non adjustable $	0	0	0	0	0		0		0
		Other currencies	0	0	0	0	0		0		0
97036000-K	BANCO SANTANDER	Dollar	2,923	0	0	0	0		2,923	6.49	3,479
		Euros	0	0	0	0	0		0		0
		Yens	0	0	0	0	0		0		0
		UF	0	0	0	0	0		0		0
		non adjustable $	0	0	0	0	0		0		0
		Other currencies	0	0	0	0	0		0		0

									Date close actual period		Date close past period

									Total Long Term to close The financial Statements		Total Long Term to close The financial Statements

			More 1 year Up to 2 year	More 2 year up to 3 year	More 3 year Up to 5 year	More 5 year Up to 10 year	More than 10 years
RUT	Bank or financial institution	Currency								Rate
							amount	term

97023000-9	BANCO CORPBANCA	Dollar	8,011	0	0	0	0		8,011	6.48	18,386
		Euros	0	0	0	0	0		0		0
		Yens	0	0	0	0	0		0		0
		UF	0	0	0	0	0		0		0
		non adjustable $	0	0	0	0	0		0		0
		Other currencies	0	0	0	0	0		0		0
97053000-2	BANCO SECURITY	Dollar	1,166	0	0	0	0		1,166	6.48	2,331
		Euros	0	0	0	0	0		0		0
		Yens	0	0	0	0	0		0		0
		UF	0	0	0	0	0		0		0
		non adjustable $	0	0	0	0	0		0		0
		Other currencies	0	0	0	0	0		0		0
97032000-8	BANCO BBVA	Dollar	1,252	0	0	0	0		1,252	6.5	2,890
		Euros	0	0	0	0	0		0		0
		Yens	0	0	0	0	0		0		0
		UF	0	0	0	0	0		0		0
		non adjustable $	0	0	0	0	0		0		0
		Other currencies	0	0	0	0	0		0		0
Foreign	COMERICA BANK	Dollar	0	0	0	0	0		0		2,143
		Euros	0	0	0	0	0		0		0
		Yens	0	0	0	0	0		0		0
		UF	0	0	0	0	0		0		0
		non adjustable $	0	0	0	0		0	0		0
		Other currencies	0	0	0	0	0		0		0

									Date close actual period		Date close past period

									Total Long Term to close The financial Statements		Total Long Term to close The financial Statements

			More 1 year Up to 2 year	More 2 year up to 3 year	More 3 year Up to 5 year	More 5 year Up to 10 year	More than 10 years
RUT	Bank or financial institution	Currency								Rate
							amount	term

Foreign	BANCO CHILE NEW YORK	Dollar	0	0	0	0	0		0		4,250
		Euros	0	0	0	0	0		0		0
		Yens	0	0	0	0	0		0		0
		UF	0	0	0	0	0		0		0
		non adjustable $	0	0	0	0	0		0		0
		Other currencies	0	0	0	0	0		0		0
Foreign	THE BANK OF NOVA SCOTIA	Dollar	0	4,950	19,800	0	0		24,750	5.8	13,750
		Euros	0	0	0	0	0		0		0
		Yens	0	0	0	0	0		0		0
		UF	0	0	0	0	0		0		0
		non adjustable $	0	0	0	0	0		0		0
		Other currencies	0	0	0	0	0		0		0
Foreign	CORP BANCA VENEZUELA	Dollar	0	0	0	0	0		0		4,155
		Euros	0	0	0	0	0		0		0
		Yens	0	0	0	0	0		0		0
		UF	0	0	0	0	0		0		0
		non adjustable $	0	0	0	0	0		0		0
		Other currencies	0	0	0	0	0		0		0
Foreign	CITIBANK N.A.	Dollar	0	4.950	19.800	0	0		24.750	5.8	0
		Euros	0	0	0	0	0		0		0
		Yens	0	0	0	0	0		0		0
		UF	0	0	0	0	0		0		0
		non adjustable $	0	0	0	0	0		0		0
		Other currencies	0	0	0	0	0		0		0

									Date close actual period		Date close past period

									Total Long Term to close The financial Statements		Total Long Term to close The financial Statements

			More 1 year Up to 2 year	More 2 year up to 3 year	More 3 year Up to 5 year	More 5 year Up to 10 year	More than 10 years
RUT	Bank or financial institution	Currency								Rate
							amount	term

Foreign	RABOBANK NEDERLAND	Dollar	3,040	7,810	23,390	1,620	0		35,860	6	13,969
		Euros	0	0	0	0	0		0		0
		Yens	0	0	0	0	0		0		0
		UF	0	0	0	0	0		0		0
		non adjustable $	0	0	0	0	0		0		0
		Other currencies	0	0	0	0	0		0		0
Foreign	KREDITANSTALT FUR WIEDERAUFBAU	Dollar	3,800	3,800	1,900	0	0		9,500	7.58	26,620
		Euros	0	0	0	0	0		0		0
		Yens	0	0	0	0	0		0		0
		UF	0	0	0	0	0		0		0
		non adjustable $	0	0	0	0	0		0		0
		Other currencies	0	0	0	0	0		0		0
Foreign	WESTDEUTSCHE LANDESBANK	Dollar	1,741	5,821	7,425	12,375	0		27,362	7.57	7,864
		Euros	0	0	0	0	0		0		0
		Yens	0	0	0	0	0		0		0
		UF	0	0	0	0	0		0		0
		non adjustable $	0	0	0	0	0		0		0
		Other currencies	0	0	0	0	0		0		0
Foreign	BANCO BBVA	Dollar	193	0	0	0	0		193	6.52	0
		Euros	0	0	0	0	0		0		0
		Yens	0	0	0	0	0		0		0
		UF	0	0	0	0	0		0		0
		non adjustable $	0	0	0	0	0		0		0
		Other currencies	0	0	0	0	0		0		0
Foreign	ABN AMRO BANK	Dollar	0	2,200	8,800	0	0		11,000	5.67	0
		Euros	0	0	0	0	0		0		0
		Yens	0	0	0	0	0		0		0
		UF	0	0	0	0	0		0		0
		non adjustable $	0	0	0	0	0		0		0
		Other currencies	0	0	0	0	0		0		0
Total			33,137	33,809	86,003	17,995	0		170,944		135,524

Total amount of liabilities in foreign currency:	0%	—
Total amount of liabilities in local currency:		100%

NOTE 16  –  SHORT AND LONG TERM OBLIGATIONS WITH THE PUBLIC (PROMISSORY NOTES AND BONDS)

The bond obligations are:

Series C1 bonds

-      Relate to 1,000 certificates of US$10,000 and Series C2 bonds of 200 certificates of US$100,000, Repayment of principal is due on June 15, 2008, They accrue compound interest in arrears at 5.00% annually, calculated on the basis of equal semi-annual 180-day periods starting on December 15, 2003.

Series A bonds

-      Consist of 5,000 certificates of UF500 each for a 7-year term and a two-year grace period for the repayment of principal, They accrue compound interest in arrears at 5.00% annually, calculated on the basis of equal semi-annual 180-day periods starting on December 15, 2003, with payments due on June 15 and December 15 each year, Repayments of principal are due in ten semi-annual payments starting on June 15, 2006.

Series B bonds

-     Consist of 1,404 certificates of UF500 each for a 21-year term and a seven-year grace period for the repayment of principal, They accrue compound interest in arrears at 6.25% annually, calculated on the basis of equal semi-annual 180-day periods starting on December 15, 2003, with payments due on June 15 and December 15 each year, Repayments of principal are due in twenty-eight semi-annual payments starting on June 15, 2011.

On January 12, 2006, the company issued two new lines of bonds which are inscribed in the Securities Register of the Superintendency of Securities and Insurance with the numbers 439 and 440, on November 14 and 15, 2005 respectively, detailed as follows:

Series E bonds

-     UF 2,750,000 was placed against the line No,439, with a 21-year term and 1 year’s grace and an interest rate of 4.79%.

Series D bonds

-     UF 2,000,000 was placed against the line No,440, with a 7-year term and 2 year’s grace and an interest rate of 4.59%.

-     The Series A and D bonds are partially covered against the dollar exchange rate exposure against the Unidad de Fomento by swap contracts with Citibank N,A,, Agency in Chile, Morgan Stanley Capital Services Inc, and Banco Santander Santiago (see Note 25) and have therefore been valued as required by paragraph 11 of Technical Bulletin 57 of the Chilean Institute of Accountants.

The subsidiary Masisa Overseas has outstanding bonds for THUS$18,000 plus interests, they were acquired by Insurance and Fund Companies in the United States, The amortization is THUS$9,000 per year, and the payment day is May 15, of each year, ending the year 2008, The interest rate is paid semi annually, in May and November.

NOTE 16  –  SHORT AND LONG TERM OBLIGATIONS WITH THE PUBLIC (PROMISSORY NOTES AND BONDS)

Registration Number or Instrument Identification
		Nominal amount Valid placement	Currency of bond adjustment			Periodicity		Par Value		Place of the transaction Chile or Foreign
Short term Portion of Long Term Bond				Interest rate	Final maturity
	Series					Interest Payment	Amortization Payment	31-12-2006	31-12-2005

336	A	3,500	U.F.	5.00	15/06/2009	Semi annual	2005	0	123,007	Local
336	B	1,000	U.F.	6.00	15/06/2024	Semi annual	2009	0	35,160	Local
336	C	0	USD	4.92	15/06/2008	Semi annual	2008	62	62	Local
356	A	500	U.F.	4.94	15/12/2010	Semi annual	2006	17,362	17,716	Local
355	B	0	U.F.	6.16	15/12/2024	Semi annual	2011	62	63	Local
440	D	0	U.F.	4.21	15/10/2012	Semi annual	2008	604	0	Local
439	E	137	U.F.	4.7	15/10/2026	Semi annual	2007	5,662	0	Local
PRIVATE PLACEMENT	B	9,000	USD	8.06	14/05/2008	Semi annual	2005	9,185	9,278	Foreign

Total Short Term Portion								32,937	185,286

Long Term Bond

336	C	30,000	USD	4.94	15/06/2008	Semi annual	2008	30,000	30,000	Local
356	A	1,500	U.F.	4.94	15/12/2010	Semi annual	2006	52,666	65,340	Local
355	B	702	U.F.	6.16	15/12/2024	Semi annual	2011	24,178	24,621	Local
440	D	2,000	U.F.	4.21	15/10/2012	Semi annual	2008	67,957	0	Local
439	E	2,612	U.F.	4.70	15/10/2026	Semi annual	2007	90,311	0	Local
PRIVATE PLACEMENT	B	9,000	USD	8.06	15/05/2008	Semi annual	2008	9,000	18,000	Foreign

Total Long Term								274,112	137,961

NOTE 17  -  PROVISIONS AND WRITE-OFFS

Short-term Provisions	2006 THUS$	2005 THUS$

Related to the Personnel:
Vacations	6,356	5,254
Gratifications	804	709
Sundry compensations	341	10
Incentive bonds to the personnel	4,406	1,578
Other benefits	2,666	369
Other Provisions:
Participation of the Board	672	1,010
Consultancies and services	763	458
Other consultancies and services	1,460	485
Major repairs and plant shutdowns	98	1,356
Imports and exports expenses	588	1,168
Commissions	1,664	1,508
Goods and services receivable	2,617	1,813
Contingent liabilities	1,624	1,835
Loss due to liquidation of fixed assets (*)	635	—
Other Taxes	6,219	3,358
Other Provisions	829	663

Total	31,742	21,574

Long-term Provisions	2006 THUS$	2005 THUS$

Judicial deposit provision	—	397
Proforca provision (**)	1,123	1,000
Antiquity Bonds provision	259	—
Severance Payment Provision	280	21

Total	1,662	1,418

Provisions presented net from assets that originate them:	2006 THUS$	2005 THUS$

Provision for irretrievable debtors	6,470	5,593
Provision for inventory	6,366	5,376
Provision for fix assets	12,086	14,353

(*)	Estimated loss over the fixed assets in Masisa Partes and Piezas Ltda., since these assets are being liquidated.

(**)

Estimated cost of having to reforest 7,500 hectares that must be delivered to CVG Proforca C.A. by the end of the actual usufruct contract that Masisa S.A. has with that company, which ends in the year 2027.

NOTE 18  –  SEVERANCE PAYMENT

Severance payments are as follows:

	2006 THUS$	2005 THUS$

Balances as of January 1st	21	13
Provision for the period	280	8
Payments for the period	(21)	—
Balances as of December 31 th	280	21

Charges to income for the year amounted to THUS$280 (THUS$8 in 2005).

NOTE 19  –  OTHER LONG TERM LIABILITIES

Balance as of December 31th is set forth in detail (THUS$):

	Expire			Values

	2008	2009	2010	2006	2005

ICMS Tax payable on long term	5,494	3,197	2,699	11,390	13,734
Unrealized profit cover operations of existing entries	3,776	—	—	3,776	3,588
Swap Currency market value currencies	2,154	—	—	2,154	2,643

Total	11,424	3,197	2,699	17,320	19,965

NOTE 20  –  MINORITY INTEREST

The breakdown of the minority interest recorded by the Company, both in liabilities and net income is as follows:

	Liabilities		Net income for the period

	2006 THUS$	2005 THUS$	2006 THUS$	2005 THUS$

Forestal Tornagaleones S.A.	7,044	6,602	(155)	(1,165)
Forestal Argentina S.A.	1,031	35,373	(32)	(1,769)
Maderas y Sintéticos de Perú S.A.C	5	3	—	(2)
Corporación Forestal Guayamure C.A.	1,963	1,946	109	13
Inversiones Internacionales Terranova S.A.	10,511	16,186	10,773	8,613
Masisa Madeiras Ltda.	8	6	—	—
Corporación Forestal de Venezuela	—	—	—	—

Total	20,562	60,116	10,695	5,690

NOTE 21  -  SHAREHOLDERS’ EQUITY VARIATIONS

a)     Paid capital

The subscribed and paid capital at December 31, 2006 amounts to US$812,879,756  divided into 5,667,750,881 shares of no nominal value.

Extraordinary shareholders’ meetings of the former Masisa S.A. and the former Terranova S.A. held on April 12 and 13, 2005 respectively approved the merger by absorption of the former Masisa S.A. into the former Terranova S.A.

The extraordinary shareholders’ meeting of the former Terranova S.A. approved to increase the capital of the company from ThUS$583,739, divided into 3,918,427,856 shares of no par value, of the one and same series and without any privileges, to ThUS$696,481, divided into 5,049,060,017 shares of no par value, of the one and same series and without any privileges, through the issue of 1,130,632,161 new shares of no par value, of the one and same series and without any privileges, to be issued fully to shareholders of the former Masisa S.A. in the appropriate proportion according to the agreed share exchange.

The extraordinary shareholders’ meeting held on August 29, 2005 resolved to increase the Company’s capital by US$ 150,000,000 through the issue, subscription and payment of 650,000,000 shares of no par value, of the one and same series and with no privileges,  As of December 31, 2006, 622,503,068 shares have been subscribed and paid, amounting US$117,364,938.

b)     Distribution of earnings

The dividend policy established by Masisa S.A. is to distribute annually to shareholders a sum, to be defined at the ordinary shareholders’ meeting, of no less than 30% and no more than 50% of the consolidated net income for each year, without the payment of interim dividends.

The following shows the dividends per share that the shareholders’ meeting agreed to during 2006 and 2005, shown in dollars as of the date of payment:

In 2006:

Dividend		Month paid	Dividend per share US$	No, of third party shares

Obligatory	Year 2005 No,11	May-2006	0.001216508	5,667,750,881
Additional	Year 2005 No,11	May-2006	0.000811005	5,667,750,881

In 2005 paid by:

Former Masisa S.A.:

Dividend		Month paid	Dividend per share US$	No, of third party shares

Eventual	Year 2004 No,36	May-2005	0.026894326	441,653,188
Additional	Year 2004 No,35	May-2005	0.031263070	441,653,188
Final	Year 2004 No,34	Apr-2005	0.013398459	441,653,188

Former Terranova S,A:

Dividend		Month paid	Dividend per share US$	Number of third party shares

Additional	Year 2004 No,10	Apr-2005	0.001141276	3,918,427,856
Final	Year 2004 No,10	Apr-2005	0.004092497	3,918,427,856

c)     Other reserves comprise the following:

Forest Reserve:

The forest reserve amounts to ThUS$208,292 (ThUS$174,962 in 2005), corresponding to the difference between the plantations’ appraisal value and their respective historic cost which includes the real cost of financing, This reserve is booked net of deferred tax in accordance with Technical Bulletins 60 and 69 of the Chilean Institute of Accountants.

Other Reserves:

Other reserves arose from the conversion to US dollars of the equity of some subsidiary and associate companies that maintained or maintain their accounts in Chilean pesos, amounting to ThUS$15,618 (ThUS$17,028 in 2005), for the constitution of a legal reserve in foreign subsidiaries of ThUS$100 (ThUS$100 in 2005) and, shown deducted from Shareholders’ equity, the costs of the issue and placement of shares related to the last capital increase THUS$ 4,516 (THUS$3,613  in 2005).

d)     Own-issued shares

The following was taken into account in quantifying the number of shares in the table 21 “Acquisition and holding of own shares”:

For rights to withdraw: the 2,121,766 shares of the former Masisa S.A. bought from shareholders who exercised their right to withdraw was multiplied by the exchange factor of 2,56, resulting in the sum of 5,431,721 shares.

From the total shares of own emission that the company once possessed, product of the merger with old Masisa S.A., part of them were placed in new shareholders and the rest was used in a decrease of capital, according to the Law 18.046 of Anonymous Companies, as it is shown in the annexed squares of this Note. To the date, the Company does not possess any shares of own emission.

e)     Previous Net Income for the period adjustment

The Company detected an inventory missing which affects the amount of the Packaging Materials account which happened as a result of parametrizing error in the tariffs used to value this materials consumption in the Company´s costs system, This error which, has its origin, mainly, in the 2005 exercise, was registered against accumulated results in the company´s shareholder´s equity for an amount of ThUS$1,935.-

	31-12-2006

	Paid-in capital	Reserve for Capital Revaluation	Overpricing on sales of shares	Other Reserves	Reserve for future dividends	Accumulated income	Interim Dividends	Deficit during development period	Period Income

Initial Balance	769,834	0	0	188,477	51,424	60,128	0	0	26,369
Previous period income distribution	0	0	0	0	0	26,369	0	0	-26,369
Definitive dividend of previous period	0	0	0	0	0	-11,490	0	0	0
Capital Increase with shares issue	44,012	0	0	0	0	0	0	0	0
Capitalization of reserves and/or profits	0	0	0	0	0	0	0	0	0
Deficit accumulated during development period	0	0	0	0	0	0	0	0	0
Dividends Payment	0	0	0	-1,410	0	0	0	0	0
Capital effects due to merger	0	0	0	33,330	0	0	0	0	0
Adjustment For Conversion difference	0	0	0	0	0	0	0	0	0
Forestry reserve	0	0	0	0	0	0	0	0	0
Emision and placement costs	0	0	0	-903	0	0	0	0	0
Previous period income Adjustments	0	0	0	0	0	-1,935	0	0	0
Capital reduction due to end of legal period	-966	0	0	0	0	0	0	0	0
Equity capital revaluation	0	0	0	0	0	0	0	0	0
Net income for the period	0	0	0	0	0	0	0	0	29,485
Interim dividends	0	0	0	0	0	0	0	0	0

Final Balance	812,880	0	0	219,494	51,424	73,072	0	0	29,485

Actualized Balance

	31-12-2005

	Paid-in capital	Reserve for Capital Revaluation	Overpricing on sales of shares	Other Reserves	Reserve for future dividends	Accumulated income	Interim Dividends	Deficit during development period	Period Income

Initial Balance	583,739	0	0	122,643	0	14,979	0	0	56,778
Previous period income distribution	0	0	0	0	26,425	30,353	0	0	-56,778
Definitive dividend of previous period	0	0	0	0	-38,304	-13,807	0	0	0
Capital Increase with shares issue	73,353	0	0	0	0	0	0	0	0
Capitalization of reserves and/or profits	0	0	0	0	0	0	0	0	0
Deficit accumulated during development period	0	0	0	0	0	0	0	0	0
Dividends Payment	0	0	0	3,202	0	0	0	0	0
Forestry reserve	0	0	0	32,842	0	0	0	0	0
Adjustment For Conversion difference	0	0	0	0	0	0	0	0	0
Capital effects due to merger	112,742	0	0	33,403	63,303	28,603	0	0	0
Emision and placement costs	0	0	0	-3,613	0	0	0	0	0
Previous period income Adjustments	0	0	0	0	0	0	0	0	0
Capital reduction due to end of legal period	0	0	0	0	0	0	0	0	0
Equity capital revaluation	0	0	0	0	0	0	0	0	0
Net income for the period	0	0	0	0	0	0	0	0	26,369
Interim dividends	0	0	0	0	0	0	0	0	0
Final Balance	769,834	0	0	188,477	51,424	60,128	0	0	26,369

Actualized Balance	769,834	0	0	188,477	51,424	60,128	0	0	26,369

a)     Numbers of shares

Series	Numbers shares subscribed	Numbers paid shares	Outstanding shares

Unique	5,667,750,881	5,667,750,881	5,667,750,881

b)     Capital (Amount THUS$)

Series	Subscribed Capital	Paid Capital

Unique	812,880	812,880

c)     Acquisition and ownership of company shares

			Share repurchase

Share repurchase reason	Share repurchase date	N° of Shares	Series	Amount

Merger	01-07-2003	87,871,054	Unique	16,828
Withdrawal right	26-12-2003	13,538,394	Unique	1,550
Withdrawal right old Terranova S.A.	27-05-2005	12,647,263	Unique	3,202
Withdrawal right old Masisa S.A.	27-05-2005	5,431,721	Unique	1,379

d)     Disposals or reductions in own share portfolio

		Portfolio decrease

Reason	Date	N° of Shares	Amount

Capital Decrease	31-10-2004	87,871,054	16,828
Capital Decrease	26-12-2004	13,538,394	1,550
Preferent Offer	12-12-2005	10,806,939	2,738
Preferent Offer	06-01-2006	3,459,841	877
Capital Decrease	27-05-2006	3,812,204	966

NOTE 22  –  OTHER NON OPERATING INCOME AND EXPENSES

Other income and non-operating income as of  December 31th, 2006 and 2005 is as follows:

Other non-operating income	2006 THUS$	2005 THUS$

Gain on sale of goods & services	1,280	2,149
Fixed impairment asset re-evaluation (1)	3,038	—
Tax devolution	884	—
Provisions reverse associated to fixed assets	433	—
Others	1,263	650

Total	6,898	2,799

Other non-operating expenses:

	2006 THUS$	2005 THUS$

Depreciation and Amortization	969	1,181
Provision molding plant in Venezuela	2,150	—
Retributions and Others	1,405	—
Expenses temporary plant shut down	570	1,019
Severance and sawmill reparation (2)	4,804	—
Readjusted and contingent interests	446	—
Goods and Services losses	821	996
Liquidation fixed assets provision looses	635	—
Own shares sale looses	227	707
Patents, taxes and commissions	542	962
Forestry fire provisions	1,356	288
Donations	445	118
Bonds and extraordinary severances	539	449
Others	974	2,769

Total	15,883	8,489

(1)

The Company during 2006 re-evaluated the future flows that will generate the agglomerates plant that operates in Valdivia, determining consequentially, a decrease in the provision originally constituted.

(2)

In Venezuela it was accorded with Proforca the reparation and refund of a sawmill that was being rented and the wood supply contract was ended. This contract ending meant a compensation payment of THUS$1,096 and reparation expenses on the sawmill for THUS$3,078 that are stated in Other expenses outside the operation in the Income Statement.

NOTE 23  –  PRICE LEVEL

ASSETS (DEBITS) / CREDITS	READJUSTMENT INDEX	31-12-2006	31-12-2005

INVENTORIES	—	—	—
FIXED ASSET	IPC	2,115	2,574
INVESTMENT IN RELATED COMPANIES	IPC	1,414	1,094
OTHER NON MONETARY ASSETS	IPC	-362	845
EXPENSES AND COSTS ACCOUNT	—	0	—
TOTAL (POSITIONS) PAYMENTS	—	3,167	4,513
LIABILITIES (DEBITS) CREDITS
EQUITY	IPC	-2,539	-3,958
NON MONETTARY LIABILITIES	—	—
INCOME ACCOUNT	—	—
TOTAL (DEBITS) CREDITS	—	-2,539	-3,958
(LOSS) PROFIT FROM PRICE LEVEL		628	555

NOTE 24:  Exchange Differences – Foreign Currency

The breakdown of all foreign currency accounts is as follows:

	Currency	Amount
Account
Assets (Debits) / Credit		31-12-2006	31-12-2005

Cash	Argentinean Peso	-88	6
Cash	Chilean Peso	-1,159	421
Cash	Mexican Peso	-90	108
Cash	Brazilian Real	219	760
Cash	Bolivars	-192	-196
Cash	Other Currencies	-364	-53
Time deposits	Other Currencies	45	0
Time deposits	Chilean Peso	-4,892	0
Marketable securities	Bolivars	0	-44
Marketable securities	Chilean Peso	348	-6
Marketable securities	Brazilian Real	1,267	0
Accounts receivable	Argentinean Peso	22	8
Accounts receivable	Chilean Peso	59	-158
Accounts receivable	Mexican Peso	10	2
Accounts receivable	Brazilian Real	1,742	1,547
Accounts receivable	Bolivars	0	-11
Accounts receivable	Other Currencies	285	266
Notes receivable	Chilean Peso	110	2,403
Notes receivable	Argentinean Peso	-41	2
Notes receivable	Brazilian Real	0	53
Notes receivable	Mexican Peso	-229	1,519
Notes receivable	Bolivars	-2	-618
Sundry debtors	Chilean Peso	-66	486
Sundry debtors	Bolivars	23	-366
Sundry debtors	Argentinean Peso	-19	0
Sundry debtors	Mexican Peso	10	0
Sundry debtors	Other Currencies	104	15
Sundry debtors	Brazilian Real	178	770
Inventories	Mexican Peso	10	4
Inventories	Brazilian Real	-254	-175
Inventories	Other Currencies	-3	-1
Recoverable taxes	Argentinean Peso	-61	11
Recoverable taxes	Chilean Peso	-637	1,225
Recoverable taxes	Mexican Peso	-200	23
Recoverable taxes	Brazilian Real	1,249	281
Recoverable taxes	Bolivars	-4	-1,713
Recoverable taxes	Other Currencies	26	44
Prepaid expenses	Chilean Peso	-105	34
Prepaid expenses	Argentinean Peso	-1	0
Prepaid expenses	Bolivars	0	-2
Prepaid expenses	Brazilian Real	30	27
Prepaid expenses	Other Currencies	-1	0
Others current assets	Chilean Peso	-10	32
Others current assets	Mexican Peso	-9	-1
Others current assets	Brazilian Real	-12	77
Others current assets	Other Currencies	0	2
Long term debtors	Chilean Peso	144	11
Long term debtors	Brazilian Real	180	245
Intangible	Brazilian Real	17	0
Others assets	Mexican Peso	-2	0
Others assets	Argentinean Peso	1	1
Others assets	Chilean Peso	-628	415
Others assets	Brazilian Real	72	0
Others assets	Other Currencies	97	0
Total (Debits) Credits		-2,821	7,454

	Currency	Amount

Account		31-12-2006	31-12-2005

LIABILITIES (DEBIT)/CREDIT
Short-term financial liabilities	Chilean Peso	-30	-2,746
Short-term financial liabilities	Other Currencies	-4	-5
Short-term financial liabilities	Bolivars	-10,249	1,646
Long-term financial liabilities	Chilean Peso	-411	-2,092
Long-term financial liabilities	Bolivars	0	271
Obligations with the public	U.F.	6,207	-116
Accounts payable	Argentinean Peso	55	-4
Accounts payable	Mexican Peso	-23	-491
Accounts payable	Chilean Peso	55	-74
Accounts payable	Brazilian Real	-449	-1,545
Accounts payable	Bolivars	-359	137
Accounts payable	Euro	0	-80
Accounts payable	Other Currencies	-45	-2
Notes payable	Brazilian Real	-15	20
Sundry creditors	Chilean Peso	-10	-20
Sundry creditors	Argentinean Peso	-5	0
Sundry creditors	Brazilian Real	-6	-6
Sundry creditors	Bolivars	0	141
Sundry creditors	Other Currencies	15	119
Provisions	Chilean Peso	155	96
Provisions	Bolivars	-1	115
Provisions	Argentinean Peso	32	0
Provisions	Brazilian Real	-367	-765
Provisions	Mexican Peso	-66	-7
Withholdings	Bolivars	5	363
Withholdings	Chilean Peso	0	121
Withholdings	Argentinean Peso	-28	0
Income taxes (Income tax)	Chilean Peso	94	-211
Income taxes (Income tax)	Brazilian Real	-1,040	-37
Income taxes (Income tax)	Other Currencies	-33	0
Income taxes (Taxes to be paid)	Chilean Peso	0	122
Income taxes (Taxes to be paid)	Argentinean Peso	76	0
Income taxes (Taxes to be paid)	Mexican Peso	37	275
Income taxes (Taxes to be paid)	Other Currencies	-20	-59
Other current liabilities	Chilean Peso	-88	1,724
Other current liabilities	Brazilian Real	-1,641	203
Other long-term liabilities	Other Currencies	0	-3
Other current liabilities	Mexican Peso	0	-2
Other current liabilities	Argentinean Peso	-55	0
Obligations with the public	U.F.	-577	-9,309
Other long-term liabilities	Bolivars	0	-4,065
Other long-term liabilities	Chilean Peso	50	465
Other long-term liabilities	Mexican Peso	24	0
Other long-term liabilities	Argentinean Peso	43	0
Other long-term liabilities	Brazilian Real	-18	-2,596
Total (debit) / credit		-8,692	-18,417
(Loss) Profits from exchange difference		-11,513	-10,963

NOTE 25 – DEBT AND EQUITY ISSUANCE AND PLACEMENT EXPENSES

Bonds placement

The costs incurred in bond issues are being amortized on a straight-line basis over the term of the obligation and consist of the following items:

	2006 ThUS$	2005 ThUS$

Stamp taxes	7,560	4,145
Placement & auction commissions	598	112
Bond auction commission	285	322
Credit rating advice	231	116
Registration & inscription fees	42	22
Legal advice	28	14
Printing costs	19	13
Other costs	421	88

Total costs	9,184	4,832
Accumulated amortization	(2,356)	(1,744)

Balance to be amortized	6,828	3,088

These expenses are shown in Current assets as Prepaid expenses for the short-term portion of ThUS$910 (ThUS$672 in 2005) and in Long-term assets as Others for the long-term portion of ThUS$5,918 (ThUS$2,416 in 2005).

Share placement

The expenses incurred in the issue and placement of shares consist of the following items:

	2006 ThUS$	2005 ThUS$

Financial advice	3,027	2,860
Placement commission	352	352
Publications	641	184
Legal advice	426	149
Printing & other costs	70	68

Total costs	4,516	3,613

This amount is shown deducted from Reserves in the Shareholders’ equity.

NOTE 26 – CASH FLOW STATEMENT

Fecu Code 5,50,30,55 Other charges to results that do not represent cash flow are:

Detail	Country	2006 THUS$	2005 THUS$

Depletion	Argentina	1,288	2,837
Depletion	Brazil	5,562	7,278
Depletion	Chile	9,011	10,335
Depletion	Venezuela	3,307	4,157
Others		902	1,020

TOTAL		20,070	25,627

NOTE 27  DERIVATIVE CONTRACTS

The company and it subsidiaries maintain the following Swap Agreements:

a)     Currency Swap Agreements:

	Receivable			Payable

	Currency	Amount	Rate	Currency	Amount	Rate

Citibank N,A,	UF	561,295	4.940%	THUS$	18,621	7.06%
Morgan Stanley Capital Services	UF	1,122,589	4.939%	THUS$	37,243	7.09%
Citibank N,A,	UF	1,000,000	4.2058%	THUS$	33,523	5.75%
Santander Santiago	UF	1,000,000	4.2058%	THUS$	33,523	5.60%
J,P, Morgan	UF	441,612	4.6948%	THUS$	15,000	6.59%

b)     Investment Agreement:

	Receivable			Payable

	Currency	Amount	Rate	Currency	Amount	Rate

Morgan Stanley Capital Services	THU$	16,000	6.20%	MXN	183,200	11.75%

The Company utilizes its derivative contracts in order to reduce the effects of currency fluctuation and to fix interest rates, In Sept, 2005 the Company sold various currency contracts for a nominal value of approximately US$ 130 millions, which generated ThUS$5,135 in profit. This profit was accounted as non operating result, thus reducing the exchange rate fluctuation losses.

									Affected Account

				Description of the contract					Assets / Liabilities		Effect On Income
								Protected Value
Type	Contract	Value	Maturity	Class	Buy/Sale	Name	Amount		Name	Amount	Realized	Unrealized

S	CCPE	23,277	IV-2010	Currency exchange	C	U.F. Bonds	18,621	19,331	Other long-term assets	780	- 437	413
S	CCPE	46,553	IV-2010	Currency exchange	C	U.F. Bonds	37,243	38,663	Other long-term assets	1,493	-891	509
S	CCPE	33,523	IV-2012	Currency exchange	C	U.F. Bonds	33,523	34,441	Other long-term assets	1,498	- 455	1,367
S	CCPE	33,523	IV-2012	Currency exchange	C	U.F. Bonds	33,523	34,441	Other long-term assets	1,531	- 405	1,413
S	CCPE	15,000	IV-2026	Currency exchange	C	U.F. Bonds	15,000	15,209	Other long-term assets	540	- 194	74
S	CI	20,000	IV-2010	Currency exchange	C	Future Flows	16,000	16,965	Other long-term liabilities	2,155	-2,155

NOTE 28  CONTINGENCIES AND RESTRICTIONS

The following are the contingencies and commitments outstanding at the end of the period:

a)     Covenants.

All the Company’s covenants are being met at the date of these financial statements.

Masisa S.A.

-     Domestic issue and placement of bonds

The issue and placement indenture for the bonds made in December 2003 by the former Masisa S.A. on the domestic market, for ThUF 2,500 at 7 years with 2 year’s grace, and for ThUF 702 at 21 years with 7 year’s grace, sets out certain obligations (today assumed by Masisa S A,) and/or its subsidiaries that are normal in this kind of transaction, These include the following:

-     Maintenance of insurance cover over the principal assets in line with industry standards;

-     Provide the Bond-Holders’ Representative with quarterly and annual unconsolidated and consolidated financial statements of the issuer and its subsidiaries, subject to the standards applicable to open corporations, and copies of credit-rating agency reports;

-     Maintenance to date of the accounting books of the parent and its subsidiaries;

-     Carry out transactions with subsidiaries on market conditions;

-     Prohibition on providing financing to any entity in the business group that is neither the issuer nor any of its subsidiary or associate companies;

-     Maintain in its quarterly financial statements, effective from December 31, 2005, a debt ratio (defined as total liabilities to shareholders’ equity) of no higher than 0.9:1, measured on the figures in its unconsolidated and consolidated financial statements.

-     On August 13, 2003, Masisa S.A. (formerly Terranova S.A.) placed bonds for ThUS$ 30,000 for 5 years with a bullet repayment, This placement commits the company to:

-     Maintain the inscription in the Securities Register of the SVS continuously and uninterruptedly, Maintain insurance cover that reasonably protects the operating assets in line with normal practices for companies of the Company’s nature and business.

-     Carry out transactions between related parties on market conditions.

-     Maintain minimum forest reserves of 60,000 hectares of radiata pine forest planted in Chile with an average age of over 8 years.

-     Maintain a ratio of debt to shareholders’ equity  also known as the leverage, at a consolidated and unconsolidated level of no more than 0.85.

-     On January 12, 2006, Masisa S.A. placed bonds for ThUF 2,000 at 7 year’s term with 2 year’s grace, and ThUF 2,750 at 21 years with 1 year’s grace. This placement obliges the Company to comply with the following covenants:

-     Maintain the inscription in the Securities Register of the SVS continuously and uninterruptedly, Maintain insurance cover that reasonably protects the operating assets in line with normal practices for companies of the Company’s nature and business.

-     Carry out transactions between related parties on market conditions.

-     Maintain minimum forest reserves of 30,000 hectares of radiata pine forest planted in Chile with an average age of over 8 years

-     Maintain a ratio of debt to shareholders’ equity, also known as the leverage, at a consolidated and unconsolidated level of no more than:

i,  0.90 times between March 31, 2006 and the maturity of the bonds.

Masisa Overseas Ltd.

The Parent company and the subsidiaries Masisa Argentina S.A. and Maderas y Sintéticos de México S.A. de C.V. have guaranteed loans granted to the subsidiary Masisa Overseas Ltd, These include compliance with certain obligations that are normal for this kind of transaction, which are set out below, The financial ratios have to be calculated on the basis of the consolidated financial statements of Masisa S.A..

-     Private Placement

Resulting from private loans obtained abroad through the subsidiary Masisa Overseas Ltd,, Masisa S.A. is subject to compliance with certain obligations that are normal for this kind of transaction, including the following, as set out in the respective loan agreements: compliance with current legislation; maintenance of insurance cover; maintenance of its properties; compliance with certain financial ratios, including a maximum debt ratio (leverage) of 1:1, a consolidated net tangible equity of no less than ThUS$193,236 and a financial expense ratio of no lower than 1,5:1 (income for the year before financial expenses and taxes to financial expenses); maintenance of a 100% holding in the capital of Masisa Overseas Ltd, and 66,6% holding in Masisa Argentina S.A.; prohibition on certain transactions with related parties; extend to the bond-holders any new collateral that Masisa S.A. and/or its subsidiaries grant in favor of third parties to cover new debts or debts existing at the date of the contract, with certain exceptions including those that have to be granted in the normal course of their business to cover the payment terms for new acquisitions and those related to letters of credits, among others.

-     Rabobank Syndicated Loan

The syndicated loan agreement signed on December 20, 2005 with Rabobank Curacao N,V,, West LB AG, New York branch, The Bank of Nova Scotia, Citibank N,A,, Nassau, Bahamas branch and ABN Amro Bank N,V,, commits Masisa S.A., as the guarantor, to comply with certain covenants, mainly referring to compliance with legislation, maintenance of insurance cover, maintenance of its properties, and compliance with certain financial covenants based on its consolidated financial statements, like:

Minimum board installed production capacity: 1,200,000 anual cubic meters.
Interest cover greater than 3.0
Net shareholders’ equity greater than US$980 million.
Net debt to equity ratio no higher than 0.9:1

Masisa Argentina S.A.

The Parent company has guaranteed loans obtained by the subsidiary Masisa Argentina S.A. These contemplate compliance with certain obligations normal in this type of transaction, as per the terms and conditions of the respective loan agreements, Those related to financial ratios should be calculated on the basis of the consolidated financial statements.

-     Rabobank Nederland

The loan granted by Cooperative Centrale Raiffeisen-Boerenleenbank B,A, (Rabobank Nederland) to Masisa Argentina S.A. states that the parent and/or its subsidiaries are subject to certain obligations that are normal for this kind of transaction, including the following, as per the terms and conditions of the respective loan agreement: maintain the company’s present business and legal existence; maintain the fixed assets necessary for the company’s ordinary business; comply with applicable laws and regulations; send financial information on the company without delay; contract and maintain insurance to suitably cover the risks common to the industry; maintain a debt level no higher than 0.9:1; maintain a financial expense coverage ratio  of no less than 3:1; maintain a consolidated equity of no less than US$345 million; prohibition on charging assets, except on the terms set out in the agreement; carry out transactions with related parties at market prices; prohibition on providing financing to any entity in the business group that is neither the borrower nor any of its subsidiary or associate companies.

-     Banco de Crédito e Inversiones

The loan granted by Banco de Crédito e Inversiones to Masisa Argentina S.A. states that the parent and/or its subsidiaries are subject to certain obligations that are normal for this kind of transaction, including the following, as per the terms and conditions of the respective loan agreement: maintain the company’s present business and legal existence; send financial information on the company without delay; contract and maintain insurance to suitably cover the risks common to the industry; maintain a debt level no higher than 0.9:1; maintain a financial expense coverage ratio  of no less than 3:1; maintain a consolidated equity of no less than US$345 million; prohibition on charging assets, except on the terms set out in the agreement.

Inversiones Internacionales Terranova S.A.

-     The loan agreements signed by Inversiones Internacionales Terranova S.A. with the German bank WestLB commit Masisa S.A., as guarantor, to comply with certain obligations referring mainly to not significantly changing its business, providing financial information periodically, maintaining current its obligation to third parties, obtaining the prior consent of those banks for disposing of, transferring or selling a substantial part of its assets or granting security over them.

Fibranova C.A., Andinos C.A. and Masisa Madeiras Ltda.

-     The syndicated loan agreement signed on February 2, 2001 by the foreign subsidiaries Andinos C.A., Fibranova C.A. and Masisa Madeiras Ltda. (formerly Terranova Brasil Ltda.) with the Chilean banks Banco Santander-Chile, Banco del Estado and Banco BBVA, for a total sum of ThUS$ 85,000, provides that Masisa S.A., as guarantor, must comply with certain obligations referring mainly to not significantly changing its business, providing financial information periodically, maintaining current its obligation to third parties, obtaining the prior consent of those banks for disposing of, transferring or selling a substantial part of its assets or granting security over them, The loan agreement also commits the Company to compliance with certain financial ratios, on the basis of its consolidated financial statements:

Debt ratio, maximum: 0.85:1
Maximum financial debt to cash generation ratio: 5.5:1 (2004); 5.0:1 (2005); 4.5:1 (2006); 4.0:1 (2007),
Minimum cash generation to financial expense ratio: 2.5:1 (2004); 2.65:1 (2005); 3.0:1 (2006); 3.25:1 (2007)
Minimum tangible net equity: ThUS$700,000

Fibranova C.A. and Andinos C.A.

-     The loan agreement signed on February 26, 2004 by the foreign subsidiaries Fibranova C.A. and Andinos C.A., of Venezuela, with the German bank KfW, commits Masisa S.A., as guarantor, to comply with certain obligations referring mainly to not significantly changing its business, maintaining indirect control over both debtors, providing financial information periodically, maintaining current its obligation to third parties, obtaining the prior consent of those banks for disposing of, transferring or selling a substantial part of its assets or granting security over them.

Fibranova C.A.

The syndicated loan agreement signed on April 15, 2002 by the foreign subsidiary Fibranova C.A., in Venezuela, with the Chilean banks Banco Santander-Chile, Banco de Crédito e Inversiones, Banco Corpbanca and Banco Security commits Masisa S.A., as guarantor, to comply with certain obligations referring mainly to not significantly changing its business, providing financial information periodically, maintaining current its obligation to third parties, obtaining the prior consent of those banks for disposing of, transferring or selling a substantial part of its assets or granting security over them, The loan agreement also commits the Company to comply with certain financial ratios, on the basis of its consolidated financial statements:

Debt ratio, maximum: 0.85:1
Maximum financial debt to cash generation ratio: 5.5:1 (2004); 5.0:1 (2005); 4.5:1 (2006); 4.0:1 (2007).
Minimum cash generation to financial expense ratio: 2.5:1 (2004); 2.65:1 (2005); 3.0:1 (2006); 3.25:1 (2007)
Minimum tangible net equity: ThUS$700,000

Forestal Argentina S.A.

-     On September 2, 2005, Masisa S.A. became a joint and several guarantor in favor of Banco Cooperative Centrale Raiffeisen-Boerenleenbank B,A, (Rabobank Nederland) for the loan granted by that bank the same year to the subsidiary Forestal Argentina S.A. This loan was to be used to restructure its financial debt. The loan agreement states that Masisa S.A., as guarantor, should comply with certain obligations normal to this type of transaction, The loan agreement also obliges Masisa,S.A. to comply with the certain financial ratios, on the basis of its consolidated financial statements:

Minimum installed board production capacity: 1,200,000 annual cubic meters
Maximum debt level: 0.9:1
Minimum interest coverage: 3:1
Minimum forestry asset coverage: 1.5:1
Minimum net tangible equity: ThUS$700,000

Forestal Tornagaleones S.A.

-     On October 15, 1998, Forestal Tornagaleones S.A. signed a loan agreement with Rabobank Investments Chile S.A. and granted security in the form of a mortgage over land and plantations for the term of the loan, The loan was renewed on August 9, 2005. The value of this goods by the close of this financial statements aomounts to THUS$ 35,372, divided into Plantations, THUS$28,689 and Lands THUS$ 6,683.

b)     Deferred customs duties

At December 31, 2006, the Company owed deferred customs duties of ThUS$18 (ThUS$117 in 2005),

Expiry	ThUS$

2007	18

Total	18

c)     Insurance

As of  December 31, 2006, the main insurance taken out by the Parent Company and its subsidiaries is as follows:

-     Insurance for plantations of local subsidiaries THUS$374,609,

-     Insurance on physical assets and inventories from local subsidiaries amount to approximately THUS$199,626 and THUS$ 130,974 for fixed costs in case of shutdown of the plants.

-     Corporate civil liability insurance, including coverage for personal accidents and third-party damages for THUS$10,000.

-     With regard to its subsidiaries in Brazil, insurance for plantations amount to THUS$102,289; for physical assets and inventories to THUS$193,009 and to THUS$83,566 for fixed costs in case of shutdown of plants.

-     The companies in Venezuela have taken out insurance for physical assets and inventories amounting to THUS$235,204 and THUS$46,138 for fixed costs in case of shutdown of plants, There is no insurance for plantations, since there is no market for this kind of insurance in Venezuela.

-     The subsidiaries in Mexico have taken out insurance for physical assets and inventories amounting to THUS$39,521 and THUS$19,362 for fixed costs in case of shutdown of plants.

-     The companies in Argentina have taken out the following insurance: for forest plantations THUS$54,228, for physical assets and inventories THUS$180,677 and THUS$39,322 for fixed costs in case of shutdown of plants.

-     The US subsidiary has insurance for physical assets and inventories for THUS$24,970 and THUS$3,000, for fixed costs en case of plant shutdown.

d)     Other Contingencies

Through Resolution No,203, dated August 29th, 2003, the Internal Revenue Service notified the company that it is not applicable to record in Chile (and for the purpose of establishing its first-category taxable income), the income of some of its foreign agencies, According to the background information that the company has, Resolution No, 203 would have an effect on the losses recorded by the company which amount to US$ 39,2 million as a result of deferred taxes, recoverable taxes and tax losses already used.

The Company refuted Resolution No, 203 pursuant to the procedure established in articles 123 and following of the Tax Code, Based on the background information that the company has, as well as the opinion of its legal advisors and the administrative law of the “Servicio de Impuestos Internos” (Internal Revenue Service) which has a bearing on the judgment of Resolution No, 203, it seems unlikely that the final judgment of the claim process will have an unfavorable effect on deferred taxes, recoverable taxes and tax losses for US$ 39.2 million recorded by the company.

e)     Bargain and Sale of shares and Shareholders Agreement

-

By the incorporation of Oxinova C.A. an affiliate in the Republic of Venezuela, the affiliate Inversiones Internacionales Terranova S.A. signed a shareholders agreement with the company Oxiquim S.A., mainly for the purpose of restricting the sale of shares, in order not to establish a pledge, levy or any share that is of its property and to maintain the control of Fibranova C.A., whether through Masisa S.A. or directly.

-

Chilean affiliate Inversiones Internacionales Terranova S.A. signed on the 23rd of may, 2002, a shareholders agreement with Corporación Venezolana de Guayana (CVG) a self governing state owned organization in order to regulate the principles, the rights and obligations of the Parties in and Venezuelan corporation that they would incorporate for the construction, administration and operation of a fluvial port in the northern riverbank of Orinoco River, Macapaima, Venezuela.

To the closing date of these financial statements, due to diverse considerations, the previously mentioned corporation has not yet been incorporated.

f)     Contract for Wood Purchasing.

As of the end of the fiscal year, the affiliate company Terranova de Venezuela S.A.(“TDVSA”) maintains a contract for the purchase of Caribbean Pine wood which was signed on May, 1997, The plantation that is the object of the contract covers a total of 59,000 hectares in the State of Monagas in Venezuela, which is made up of two sites of 30,000 and 29,000 hectares, The exploitation term for such man made plantations is 30 years and the resources that are not used shall be returned to CVG Proforca C.A.

The signed contract takes the following conditions into account:

1.	The land sites where the plantations are located are the property of the company CVG Proforca C.A., and they are not part of the sale.

2.	The processing of the documents and obtaining future permits that may be required and its costs, shall be on the account for TDVSSA.

3.	CVG,Proforca C.A. shall compensate TDVSA in the event that the latter incurred expenses and costs due to the non compliance of CVG Proforca C.A. as owner, holder and operator of the mentioned goods.

4.

TDVSA is bound to comply with environmental protection regulations in order to prevent fires, industrial hygiene and safety, current lumbering and maintenance of feasibility and infrastructure, as well as how to carry out the risk analysis in order to prevent fires and the creation of an operational plan for fighting fires.

5.	TDVSA shall have the required insurance policies in order to cover third party expenditures, while the beneficiary shall be CVG Proforca C.A.

On March 20, 2006, Terranova Venezuela agreed to provide THUS$740 to CVG Proforca to prevent fires that could affect the plantations.

g)     Rental contract of Sawmill Uverito

In May 1997, the affiliate company Terranova de Venezuela S.A.(“TDVSA”) signed a contract for the rental of a sawmill with CVG Proforca C.A., with the single payment of THUS$ 10,000 during a 15 year term as of 1997.

On March 20, 2006, Terranova Venezuela and CVG Proforca agreed the following:

-     Terminate in advance the rent contract of Uverito sawmill, without having CVG Proforca to do any payment for the termination of the contract.

-     Terranova Venezuela commits to do a series of tasks described in a chronogram which is part of the agreement, with the purpose of placing the sawmill in similar operational conditions to the valid ones at the moment of its reception in 1997.

-     At the end the reconditioning, Terranova Venezuela will have to consign a guarantee for the equipments functioning for 4 months, which will not include the bad use nor out ware of the equipments, nor implicate the un fulfillment of the reconditioning tasks by Terranova de Venezuela.

h)     Beneficial interest contract of 30,000 hectares

In May 1997, the affiliate company Terranova de Venezuela S.A.(“TDVSA”) signed a contract with CVG Proforca C.A. a contract whereby the latter company assigns the rights of use of a site of land of 30,000 hectares, which corresponds to one of the two sites that the contract for the purchase of wood mentions.

This contract shall be in force for 30 years, nevertheless, the rights of use shall cease after TDVSA has exploited all forestry resources as of the twentieth year, In consideration, TDVSA shall transfer to CVG Proforca C.A. the property over such forestry resources that have been planted on their account, which shall have less than 10 years, in a surface that is not less than 7,500 hectares and no less than 400 plants by hectare of Caribbean Pine.

TDVSA committed itself among other things, to the following:

-

To reforest on its account for its benefit (except for the previously mentioned consideration to CVG Proforca C.A.) the parts that have been planted by TDVSA during the first twenty years this contract is valid.

-	To establish a bond for the true compliance of obligations assumed under this contract in favor of CVG Proforca C.A. for the total amount of THUS$300.

	Debtor		Guaranty Type	Compromised Assets		Outstanding amount as of the end of the period		Liberation of guarantees

Institution	Name	Relation		Type	Account value	31-12-2006	31-12-2005	31-12-2007	Assets	31-12-2008	Assets	31-12-2009	Assets

BANCO BBVA	ANDINOS C.A.	Subsidiary	Suretyship	Net Worth	758	758	2,617	469		289		0
BANCO DEL ESTADO DE CHILE	ANDINOS C.A.	Subsidiary	Suretyship	Net Worth	1,458	1,458	2,005	903		556		0
BANCO SANTANDER	ANDINOS C.A.	Subsidiary	Suretyship	Net Worth	2,742	2,742	2,088	1,697		1,044		0
BANCO SANTIAGO	ANDINOS C.A.	Subsidiary	Suretyship	Net Worth	0	0	1,672
ABN AMRO BANK	ANDINOS C.A.	Subsidiary	Suretyship	Net Worth	0	0	1,444
BANQUE EUROPEENNE POUR AMERICAN	ANDINOS C.A.	Subsidiary	Suretyship	Net Worth			2,673
CITIBANK VENEZUELA	ANDINOS C.A.	Subsidiary	Suretyship	Net Worth	2,234	2,234	1,732	2,234		0		0
WESTDEUTSCHE LANDESBANK	ANDINOS C.A.	Subsidiary	Suretyship	Net Worth	1,059	1,059		1,059
KREDITANSTALT FUR WIEDERAUFBAU	ANDINOS C.A.	Subsidiary	Suretyship	Net Worth	1,356	1,356	1,710	406		380		380
RABOBANK NEDERLAND	FORESTAL ARGENTINA S.A.	Subsidiary	Suretyship	Net Worth	5,289	5,289	5,419	429		540		360
ABN AMRO BANK	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth			7,976
BANCO PROVINCIAL	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth	8,423	8,423		8,423
BANCO BBVA	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth	2,528	2,528	2,901	1,565		963		0
BANCO CORPBANCA	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth	24,556	24,556	21,218	16,546		8,011
BANCO DE CRÉDITO E INVERSIONES	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth	8,037	8,037	8,922	5,537		2,500
BANCO DE VENEZUELA S.A.	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth	19,370	19,370	23,178	19,370
BANCO DEL ESTADO DE CHILE	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth	8,678	8,678	9,955	5,372		3,306
BANCO MERCANTIL	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth	26,835	26,835	16,420	26,835
BANCO SANTANDER	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth	3,804	3,804	10,454	2,621		1,183
BANQUE EUROPEENNE POUR AMERICAN	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth			6,527
SECURITY BANK	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth			2,917
BANCO SECURITY	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth	3,750	3,750	1,240	2,584		1,167
CITIBANK VENEZUELA	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth	579	579		579		0		0
WESTDEUTSCHE LANDESBANK	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth	16,517	16,517		13,440		3,077		0

	Debtor		Guaranty Type	Compromised Assets		Outstanding amount as of the end of the period		Liberation of guarantees

Institutionl	Name	Relation		Type	Account value	31-12-2006	31-12-2005	31-12-2007	Assets	31-12-2008	Assets	31-12-2009	Assets

BNP PARIBAS	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth	7,539	7,539	7,350	7,539
CORPBANCA VENEZUELA	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth	0	0	1,440
KREDITANSTALT FUR WIEDERAUFBAU	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth	12,204	12,204	15,390	3,654		3,420		3,420
BANCO CORPBANCA	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth			2,738
BANCO DE CRÉDITO E INVERSIONES	MASISA ARGENTINA S.A.	Subsidiary			9,790	9,790	12,722	2,846		2,778		2,778
RABOBANK NEDERLAND	MASISA ARGENTINA S.A.	Subsidiary	Suretyship	Net Worth	8,813	8,813	12,708	2,563		2,500		2,500
ABN AMRO BANK	MASISA OVERSEAS LIMITED	Subsidiary	Suretyship	Net Worth	11,037	11,037		37				2,200
CITIBANK N.A.	MASISA OVERSEAS LIMITED	Subsidiary	Suretyship	Net Worth	24,834	24,834	118	84				4,950
RABOBANK NEDERLAND	MASISA OVERSEAS LIMITED	Subsidiary	Suretyship	Net Worth	24,834	24,834		84				4,950
THE BANK OF NOVA SCOTIA	MASISA OVERSEAS LIMITED	Subsidiary	Suretyship	Net Worth	24,834	24,834	21,476	84				4,950
BANCO CHILE NEW YORK BRANK	MASISA OVERSEAS LIMITED	Subsidiary	Suretyship	Net Worth	0	0	10,942
WESTDEUTSCHE LANDESBANK	MASISA OVERSEAS LIMITED	Subsidiary	Suretyship	Net Worth	24,834	24,834		84				4,950
PRIVATE PLACEMENT	MASISA OVERSEAS LIMITED	Subsidiary	Suretyship	Net Worth	18,185	18,185	27,840	9,185		9,000		0
COMERICA BANK	MASISA OVERSEAS LIMITED	Subsidiary	Suretyship	Net Worth	0	0	8,751
BANCO BBVA	MASISA MADEIRAS LIMITADA	Subsidiary	Suretyship	Net Worth	394	394	578	201		193		0
BANCO DEL ESTADO DE CHILE	MASISA MADEIRAS LIMITADA	Subsidiary	Suretyship	Net Worth	757	757	1,111	386		370		0
BANCO ITAU BBA	MASISA MADEIRAS LIMITADA	Subsidiary					4,000

	Debtor		Guaranty Type	Compromised Assets		Outstanding amount as of the end of the period		Liberation of guarantees

Institution	Name	Relation		Type	Account value	31-12-2006	31-12-2005	31-12-2007	Assets	31-12-2008	Assets	31-12-2009	Assets

BANCO SANTANDER	MASISA MADEIRAS LIMITADA	Subsidiary	Suretyship	Net Worth	1,423	1,423	2,088	727		696		0
WESTDEUTSCHE LANDESBANK	INV.S INT. TERRANOVA	Subsidiary	Suretyship	Net Worth	4,355	4,355	7,044	1,743		1,741		871
KREDITANSTALT FUR WIEDERAUFBAU	INV.S INT. TERRANOVA	Subsidiary	Suretyship	Net Worth			27,664
BANCO BBVA	INV.S INT. TERRANOVA	Subsidiary	Suretyship	Net Worth			1,407
BANCO DEL DESARROLLO	INV.S INT. TERRANOVA	Subsidiary	Suretyship	Net Worth			3,035
CITIBANK VENEZUELA	TERRANOVA VENEZUELA S.A.	Subsidiary	Suretyship	Net Worth	3,773	3,773		3,733		0		0
WESTDEUTSCHE LANDESBANK	TERRANOVA VENEZUELA S.A.	Subsidiary	Suretyship	Net Worth	10,282	10,282		8,367		1,915		0
BANQUE EUROPEENNE POUR AMERICAN	TERRANOVA VENEZUELA S.A.	Subsidiary	Suretyship	Net Worth			498
CORPBANCA VENEZUELA	TERRANOVA VENEZUELA S.A.	Subsidiary	Suretyship	Net Worth			426
BANCO DE CHILE	OXINOVA C.A.	Joined	Suretyship	Net Worth	4,900	4,900		4,900				0

HSBC	MASISA USA INC	Subsidiary	Suretyship	Net Worth			4,527

NOTE 29:  GUARANTEES RECEIVED FROM THIRD PARTIES

At the closing of these financial statements and to guarantee the payment and fulfillment of client obligations related to business operations, guarantees for THU$9,132 (THUS$3,054 in 2005) have been received, consisting of pledges, mortgages, endorsement of loan insurance policies, special commands, guarantees and joint debts.

NOTE 30 – NATIONAL AND FOREIGN CURRENCY

a)     Assets

The breakdown of all foreign currency accounts is as follows:

	Amount

Account	Currency	31-12-2006	31-12-2005

Cash	Chilena Peso	970	654
Cash	Dollars	3,786	2,232
Cash	Argentinean Peso	381	182
Cash	Brazilian Real	4,116	2,945
Cash	Mexican Peso	6,612	1,947
Cash	Bolivars	397	3,752
Cash	Other Currencies	437	249
Cash	Euro	6	26
Time deposit	Dollars	20,312	69,694
Time deposit	Euro	71
Time deposit	Bolivars	931	2,073
Time deposit	Brazilian Real	6,198	11,139
Time deposit	Other Currencies	1,876
Marketable securities	Chilena Peso	956	2,229
Marketable securities	Other Currencies	0	195
Accounts receivable	Chilena Peso	25,960	23,561
Accounts receivable	Euro	245	46
Accounts receivable	Dollars	62,165	32,529
Accounts receivable	Argentinean Peso	3,593	2,689
Accounts receivable	Brazilian Real	473	16,818
Accounts receivable	Bolivars	11,978	5,534
Accounts receivable	Other Currencies	2,889	3,441
Accounts receivable	Mexican Peso	17,804	15,454
Notes receivable	Chilena Peso	3,236	5,166
Notes receivable	Dollars	2,077	2,856
Notes receivable	Argentinean Peso	2,594	2,934
Notes receivable	Other Currencies	0	4
Notes receivable	Brazilian Real	0	7
Notes receivable	Mexican Peso	2,223	2,198
Sundry debtors	Chilena Peso	4,918	4,594
Sundry debtors	Dollars	5,018	4,938
Sundry debtors	Bolivars	2,929	3,082
Sundry debtors	Euro	0	288
Sundry debtors	Argentinean Peso	871	1,070
Sundry debtors	Brazilian Real	2,880	2,452
Sundry debtors	Mexican Peso	1,279	3,429
Sundry debtors	Other Currencies	919	518

	Amount

Account	Currency	31-12-2006	31-12-2005

Notes receivable from related companies	Dollars	7,378	5,296
Inventories	Dollars	185,777	222,465
Recoverable taxes	Chilena Peso	34,849	19,908
Recoverable taxes	Dollars	2,387	3,220
Recoverable taxes	Argentinean Peso	3,630	5,117
Recoverable taxes	Brazilian Real	6,061	7,355
Recoverable taxes	Mexican Peso	461	3,269
Recoverable taxes	Bolivars	12,486	12,909
Recoverable taxes	Other Currencies	2,363	807
Prepaid expenses	Chilena Peso	1,027	2,885
Prepaid expenses	Dollars	2,696	2,554
Prepaid expenses	Argentinean Peso	155	188
Prepaid expenses	Bolivars	670	279
Prepaid expenses	Brazilian Real	1,066	1,582
Prepaid expenses	Mexican Peso	226	55
Prepaid expenses	U.F.	336	0
Prepaid expenses	Other Currencies	328	493
Deferred taxes	Dollars	9,876	2,138
Others currents assets	Other Currencies	13	105
Others currents assets	Chilena Peso	0	707
Others currents assets	Dollars	26	2,086
Others currents assets	Argentinean Peso	23
Others currents assets	Mexican Peso	129	2
Others currents assets	U.F.	2,288	2,305
Fixed Assets
Fixed Assets	Dollars	1,557,348	1,455,997

	Amount

Account	Currency	31-12-2006	31-12-2005

Others assets
Investments in related companies	Dollars	4,651	4,060
Investments in other companies	Chilena Peso	0	7
Investments in other companies	Dollars	173	160
Investments in other companies	Other Currencies	33	40
Goodwill	Dollars	1,165	1,249
Negative goodwill	Dollars	-58,352	-53,460
Long term receivables	Dollars	2,109	1,017
Long term receivables	Chilena Peso	0	2,783
Long term receivables	Argentinean Peso	33
Long term receivables	Brazilian Real	1,971	1,101
Notes and accounts receivable from related companies	Brazilian Real	1,406
Intangible	Dollars	267	122
Amortization	Dollars	-41	-22
Others	Chilena Peso	396	2,183
Others	U.F.	10,708	6,824
Others	Argentinean Peso	84	45
Others	Dollars	17,562	16,044
Others	Brazilian Real	1,183	1,008
Others	Other Currencies	161
Others	Mexican Peso	126	113
Total Assets
	Chilena Peso	72,312	64,677
	Dollars	1,826,380	1,775,175
	Argentinean Peso	11,364	12,225
	Brazilian Real	25,354	44,407
	Mexican Peso	28,860	26,467
	Bolivars	29,391	27,629
	Other Currencies	9,019	5,852
	Euro	322	360
	U.F.	13,332	9,129

b)     Short Term Liabilities

	Currency	Until 90 days				90 days to 1 year

		31-12-2006		31-12-2005		31-12-2006		31-12-2005

Account		Amount	Annual Rate	Amount	Annual Rate	Amount	Annual Rate	Amount	Annual Rate

Obligations to banks and financial institutions short/term	Chilean peso	0	—	16	0	0	—	—	—
Obligations to banks and financial institutions short/term	Dollar	3,702	—	58,655	0.0402	613	—	10,732	0.0402
Obligations to banks and financial institutions short/term	Bolivars	0	—	—	—	61,214	—	45,718	0.145
Short/term portion of long/term liabilities to banks and financial institutions	U.F.	0	—	1,562	0.067	0	—	1,494	0.067
Short/term portion of long/term liabilities to banks and financial institutions	Dollar	1,747	—	9,372	0.0383	51,040	—	59,715	0.0383
Short/term portion of long/term liabilities to banks and financial institutions	Bolivars	0	—	—	—	0	—	3,889	0.1725
Obligations with the publi short/term portion	U.F.	0	—	—	—	23,690	—	175,946	0.0502
Obligations with the publi short/term portion	Dollar	0	—	—	—	9,247	—	9,340	0.0805
Long/term liabilities due within one year	Dollar	0	—	1	—	0	—	—	—
Dividends payable	Chilean peso	0	—	323	—	0	—	—	—
Dividends payable	Dollar	473	—	—	—	0	—	—	—
Accounts payable	U.F.	83	—	—	—	0	—	—	—
Accounts payable	Chilean peso	0	—	21,461	—	0	—	—	—
Accounts payable	Dollar	16,722	—	17,337	—	0	—	—	—
Accounts payable	Argentinean peso	2,931	—	1,300	—	0	—	—	—
Accounts payable	Brazilian Real	8,293	—	5,965	—	0	—	—	—
Accounts payable	Bolivars	912	—	1,595	—	0	—	—	—
Accounts payable	Mexican peso	1,035	—	3,193	—	0	—	—	—
Accounts payable	EURO	701	—	167	—	0	—	—	—
Accounts payable	Other Currencies	21,583	—	1,423	—	0	—	—	—
Notes payable	Chilean peso	0	—	6	—	0	—	—	—
Notes payable	Argentinean peso	707	—	875	—	0	—	—	—
Sundry creditors	Chilean peso	0	—	36	—	0	—	—	—
Sundry creditors	Dollar	1,618	—	1,250	—	0	—	—	—
Sundry creditors	Argentinean peso	0	—	57	—	0	—	—	—
Sundry creditors	Mexican peso	7	—	19	—	0	—	—	—
Sundry creditors	Bolivars	62	—	—	—	0	—	—	—
Sundry creditors	EURO	360	—	—	—	0	—	—	—
Sundry creditors	Other Currencies	22	—	44		0	—	—	—

	Currency	Until 90 days				90 days to 1 year

		31-12-2006		31-12-2005		31-12-2006		31-12-2005

Account		Amount	Annual Rate	Amount	Annual Rate	Amount	Annual Rate	Amount	Annual Rate

Notes and accounts payable to related companies	Dollar	0	—	417	—	5,451	—	3,033	—
Provisions	Chilean peso	0	—	4,726	—	0	—	—	—
Provisions	Dollar	8,090	—	5,341	—	1,068	—	1,068	—
Provisions	Argentinean peso	5,835	—	4,102	—	0	—	—	—
Provisions	Bolivars	4,829	—	1,634	—	0	—	—	—
Provisions	Brazilian Real	4,094	—	3,011	—	0	—	—	—
Provisions	Mexican peso	809	—	1,589	—	0	—	—	—
Provisions	Other Currencies	6,720	—	103	—	297	—	—	—
Withholdings	Chilean peso	0	—	2,412	—	0	—	—	—
Withholdings	Dollar	3,336	—	816	—	18	—	21	—
Withholdings	Bolivars	1,086	—	1,148	—	0	—	—	—
Withholdings	Argentinean peso	996	—	748	—	0	—	—	—
Withholdings	Brazilian Real	6,047	—	5,029	—	0	—	—	—
Withholdings	Mexican peso	2,656	—	1,104	—	0	—	—	—
Withholdings	Other Currencies	105	—	46	—	0	—	—	—
Income tax	Chilean peso	0	—	—	—	0	—	1,227	—
Income tax	Dollar	1,556	—	—	—	0	—	461	—
Income tax	Argentinean peso	0	—	—	—	5,495	—	3,493	—
Income tax	Bolivars	106	—	148	—	0	—	—	—
Income tax	Brazilian Real	192	—	—	—	0	—	—	—
Income tax	Mexican peso	37	—	286	—	6	—	946	—
Income tax	Other Currencies	1,431	—	894	—	0	—	—	—

Income received in advance	Chilean peso	0	—	16	—	0	—	—	—
Income received in advance	Dollar	255	—	—	—	0	—	—	—
Income received in advance	Bolivars	8	—	—	—	0	—	—	—
Income received in advance	Argentinean peso	0	—	175	—	0	—	—	—
Income received in advance	Mexican peso	0	—	40	—	0	—	—	—
Income received in advance	Other Currencies	16	—	—	—	0	—	—	—

Other current liabilities	Dollar	47	—	—	0	—	—	—	—
Other current liabilities	Argentinean peso	0	—	97	0	0	—	—	—
Other current liabilities	Mexican peso	0	—	145	0	0	—	—	—

	Currency	Until 90 days				90 days to 1 year

		31-12-2006		31-12-2005		31-12-2006		31-12-2005

Account		Amount	Annual Rate	Amount	Annual Rate	Amount	Annual Rate	Amount	Annual Rate

TOTAL CURRENT LIABILITIES
	Chilean peso	0	—	28,996	—	0	—	1,227	—
	Dollar	37,546	—	93,189	—	67,437	—	84,370	—
	Bolivars	7,003	—	4,525	—	61,214	—	49,607	—
	U.F.	83	—	1,562	—	23,690	—	177,440	—
	Argentinean peso	10,469	—	7,354	—	5,495	—	3,493	—
	Brazilian Real	18,626	—	14,005	—	0	—	0	—
	Mexican peso	3,728	—	4,728	—	6	—	946	—
	EURO	1,061	—	167	—	0	—	0	—
	Other Currencies	29,877	—	2,510	—	297	—	0	—
	Mexican peso	816	—	1,648	—	0	—	0	—

long-term Liabilities as of December 31th, 2006

Present period 12-31-2006

The breakdown of all foreign currency accounts is as follows:

	Currency	1 to 3 year		3 to 5 year		5 to 10 year		More of 10 year

Account		Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate

Obligations to banks and financial institutions	Dollar	66,946.602		86,003	. 602	17,995.602		0	0
Bonds	U.F.	107,693.528		40,112.517		32,443.515		54,864.508
Bonds	Dollar	39,000.653		0	0	0	0	0	0
Sundry creditors	Dollar	74	0	0	0	0	0	0	0
Provisions	Dollar	259	0	0	0	280	0	0	0
Provisions	Bolivar	0	0	0	0	0	0	1,123	0
Deferred taxes	Dollar	41,000	0	0	0	27,853	0	0	0
Deferred taxes	Argentinean peso	1,165	0	2,456	0	1,989	0	1,942	0
Deferred taxes	Mexican peso	67	0	0	0	0	0	0	0
Deferred taxes	Bolivar	1,350	0	0	0	0	0	0	0
Deferred taxes	Brazilean Real	135	0	0	0	0	0	0	0
Other long-term liabilities	Dollar	5,930	0	0	0	0	0	0	0
Other long-term liabilities	Brazilean Real	0	0	0	0	11,390	0	0	0
Total long-term liabilities
	Dollar	153,209		86,003		46,128		0
	U.F.	107,693		40,112		32,443		54,864
	Bolivars	1,350		0		0		1,123
	Argentinean peso	1,165		2,456		1,989		1,942

	Mexican peso	67		0		0		0
	Brazilean Real	135		0		11,390		0

Past period 12-31-2005

The breakdown of all foreign currency accounts is as follows:

	Currency	1 to 3 year		3 to 5 year		5 to 10 year		More of 10 year

Account		Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate

Obligations to banks and financial institutions	Dollar	95,934.0383		26,378.0383		9,060.0383
Obligations to banks and financial institutions	Bolivar	4,152.1725
Bonds	U.F.	32,668.0524		32,672.0524		8,793.0524		15,828.0524
Bonds	Dollar	48,000.05
Sundry creditors	Chilean pesos	28
Sundry creditors	Dollar	216
Provisions	Chilean pesos	4				21
Provisions	Dollar							1,000
Provisions	Brazilean Real	393
Deferred taxes	Dollar					457		38,237
Other long-term liabilities	Chilean pesos	1,682		633		316
Other long-term liabilities	Brazilean Real	10,097		3,637
Other long-term liabilities	Dollar	3,600
Total long-term liabilities
	Dollar	147,750		26,378		9,517		39,237
	Bolivar	4,152		0		0		0
	U.F.	32,668		32,672		8,793		15,828
	Chilean pesos	1,714		633		337		0
	Brazilean Real	10,490		3,637		0		0

NOTE 31:  SANCTIONS

Neither the Company nor its directors or managers have received sanctions during the period covered by these financial statements from the Superintendency of Securities and Insurance or other administrative authorities.

NOTE 32:  SUBSEQUENT EVENTS

During the month of January of 2007, a total of 1,171 hectares of planted forests belonging to the Companies Masisa S.A.(1,065 hectares) and Forestal Tornagaleones S.A. (106 hectares), both located in the eighth region of Chile, were affected by forest fires. The affected properties of both societies are covered by policies of insurance that are in liquidation processes to the date.

During January of 2007, the Company  Board of Directors made the decision of closing the operations of their productive plant in United States of America. This was materialized at the beginning of February and it implied the separation of approximately 35 workers of the company. Also, the Administration estimates that a part of the productive assets will be able to be reallocate in others countries  that have a productive activity and that the assets that will finally be liquidated, won’t imply a material effect in the future results of the company. The net book value of the producitva plant at December 31 2006, ascends to THUS$2,386.

Between December 31st and the emission date of the current financial statements, we had no knowledge of any other subsequent events.

NOTE 33 – ENVIRONMENTAL

The company’s environmental management is focused on the following 2 aspects:

1.  -  Legal Aspect:

This aspect gathers all that relates to permit applications, authorizations, and environment related certifications, as well as the regularization of any pending aspects.

2.  –  Environmental management and Eco-efficiency:

Under the concept that each process can be improved through responsible and adequate environmental management, the company is concerned to evaluate and develop projects which allow cost savings, reduction of loss in processes to achieve efficient use of recourses, and finally, the implementation of the Environmental Management Certificate System under international standards.

The company is committed and has made investments in operative areas related to the environmental management system, the invested amounts expressed in THUS$, in the company and its subsidiaries are:

Company	Budget Aggregate 2006 THUS$	Invested Aggregate 2006 THUS$	Invested 2006 Period THUS$

Masisa S.A. Chile	4,155	6,303	2,609
Masisa Argentina	1,776	1,688	831
Masisa Brazil	2,254	1,871	327
Maderas y Sintéticos
Masisa Mexico	996	1,033	47
Forestal Argentina	90	208	53
Forestal Tornagaleones	638	907	109
Masisa Madeiras	286	138	—
Terranova Venezuela	290	3,081	1,086

Consolidated Total	10,485	15,229	5,062

REASONED ANALYSIS OF THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31ST, 2006
(In thousands of US$)

A.     Comparative analysis of the main observed trends:

	2006 Jan-Dec	2005 Jan-Dec

Liquidity Indexes
Regular Liquidity	1.78	1.11
Acid Ratio	0.06	0.03

The outstanding assets have decreased approximately in 9.74%, which is explained by the decrease in short term financial investments and inventories. The first of these decreases is due to payments related to the construction of a new productive plant in Chile, and the second one is due to a higher rotation of inventories due to higher sales registered during this last period.

In addition, the outstanding liabilities decreased in approximately 43.75%, which is mainly due to a restructuring debt of bonds from short term to long term.

	2006 Jan-Dec	2005 Jan-Dec

Indebtedness Indexes
Indebtedness Ratio (times)	0.65	0.72
Short Term Debt/Total Debt	33.04%	58.77%
Long Term Debt/Total Debt	66.94%	41.23%
Financial Expenses Coverage (times)	2.06	1.81

The variation observed in the indebtedness ratio, is mainly related to the capital increase carried out between the first quarter of 2006, for US$44 millions, the increase in the period’s results and other net worth increases, mainly in the forestry reserve. Debt level (Outstanding liability and long-term liability) maintains the same levels between both periods.

The increase in the coverage index is mainly due to a higher net income before taxes and minoritary interest during the 2006 period in relation to the previous period, as is explained further on in this section.

		2006 Jan-Dec	2005 Jan-Dec

Activity Index
1.	Total Assets	2,016,334	1,965,921
Investments of the period
-	In Fixed asset	121,843	67,289
Dispositions:
-	Fixed asset sales	1,565	2,193
2.	Inventory Rotation	3.33	2.62
3.	Inventory Permanence	108.23	137.22
4.	Accounts Payable Rotation	12.97	10.22
5.	Accounts Payable Permanence	27.76	32.23
6.	Accounts Receivable Rotation	6.16	5.34
7.	Accounts Receivable Permanence	58.41	67.33

		2006 Jan-Dec	2005 Jan-Dec

Result Indexes
Operating Income		886,507	743,488
-	Internal market	816,439	682,826
-	External market	70,068	60,662
Operating Costs		(678,956)	(549,501)
-	Internal market	(625,292)	(524,551)
-	External market	(53,664)	(24,950)
Operating Result		83,579	81,393
Financial Expenses		(35,371)	(38,251)
Non-Operating Result		(45,997)	(50,481)
R.A.I.I.D.A.I.E.		124,040	121,780
Net Earnings (loss) after taxes		24,933	22,981

Operating income increased during the 2006 period in 19.24% regarding 2005 and gross margin was 6.99%.

Depletion for the analyzed periods is detailed below:

	2006 Jan-Dec	2005 Jan-Dec

Argentina	1,288	2,837
Brazil	5,562	7,278
Chile	9,011	10,335
Venezuela	3,307	4,157
Total	19,168	24,607

		Jan-Dec 2006	Jan-Dec 2005

Profitability Indexes
1.	Net Worth Profitability	2.58%	2.81%
2.	Asset Profitability	1.48%	1.37%
3.	Operating Asset Performance	4.13%	4.11%
4.	Net Income per Share (dollars)	0.0052	0.0047
5.	Dividend Return	1.01%	2.79%

Profitability Indexes reflect the said decrease of results.

B.     Description and analysis of the main components of net flows

		2006 Jan-Dec	2005 Jan-Dec

Positive net flow generated by operating activities		132,035	103,762
-	Debtor collection by sales	1,230,899	879,940
-	Suppliers and Personnel Payment	(1, 053,794)	(748,178)
-	Others	(45,070)	(28,000)
Net flow generated by Financing Activities		(32,963)	36,610
-	Share placement payment	44,012	75,383
-	Loan granting	242,536	125,121
-	Obligations to the public	162,965	—
-	Dividend payment	(11,491)	(52,111)
-	Loan payment	(291,108)	(82,901)
-	Obligations to the public payment	(178,338)	(26,594)
-	Others	(1,539)	(2,288)
Net flow generated by Investment Activities		(149,868)	(101,044)
-	Fixed assets sales	1,565	2,193
-	Incorporation of fixed assets	(121,843)	(67,289)
-	Others	(29,590)	(35,948)
Total net flow for the period		(50,796)	39,328
Inflation effect		(12)	—
Initial cash balance and cash equivalent		97,857	58,530
Final cash balance and cash equivalent		47,049	97,858

When analyzing flows, we can observe the incorporation of new resources due to the capital increase completed in January 2006, liabilities restructuring completed with the placement of a UF Bond in January 2006, and dividend payment for US$11.4 million carried out in 2006 and US$52.1 million in 2005.

C.     Book and economic value of assets and liabilities

The company’s main assets are its production plants located in Chile, and its investments abroad, in countries such as Argentina, Brazil, the United States, Venezuela, and Mexico, all which are assessed according to the generally accepted accounting principles. The studies that the company usually carries out to analyze the economic value of its productive plants show that such values cover their respective book values and in those cases in which it is considered necessary, in light of evidence, provisions recognized to adjust such value to market values.

D.     Analysis of the most important variations occurred during the period

The company carries out its businesses in various markets, concentrated mainly in Chile, the United States, Brazil, Mexico, Argentina and Venezuela. Due to this fact, the company’s sales as well as its financial results are exposed to the individual conditions of each market. The following chart sets forth the distribution of sales, grouped by destination market.

	2006 Jan-Dec	2005 Jan-Dec

United States	26.0%	28.0%
Chile	16.3%	16.5%
Mexico	13.2%	15.0%
Brazil	16.4%	14.0%
Venezuela	10.4%	8.3%
Argentina	7.9%	7.6%
Others	9.8%	10.6%

Total	100.0%	100.0%

In the past years, Masisa S.A. has increased the diversification of its market risk expanding its productive and commercial operations to other countries. As such, currently it owns plants in Chile, Argentina, Brazil, the United States, Venezuela, and Mexico. The company also owns commercial operations in Colombia, Peru and Ecuador, and exports to numerous countries in America, Asia and Europe. This way, the company avoids exposition to the risk of any market in particular.

In its markets, the company also faces the risk of an eventual intensification of competition or the appearance of new actors in the boards, wood products, and forestry markets.

Masisa S.A. thinks it has solid positions in each of the market in which it directly participates, which allows the company to maintain profitable operations in constant development. Nevertheless, the company cannot assure that in the future these conditions will not change due to the incorporation of new participants or the intensification of competition in the markets in which it operates. To face these risks, the company concentrates its efforts in actions aiming to maintain its leadership in costs, to maintain a strong distribution chain, constantly improve its product mix, and to obtain brand recognition, among other things.

The company is exposed, assets and liabilities wise, to the variation in foreign currency value other than the functional currency in which accounting is carried out (dollars). The existence of assets and liabilities in non-dollar currencies is mainly due to the company’s operations in the local market, national sales activities, investment activities in assets purchased in the local market, and obtaining internal financing. The non-dollar balances and/or denominated in a different currency other than the functional currency for the analyzed periods were the following:

Summary of asset and liabilities in non dollar currency
(expressed in thousands of US dollars)

	2006 Jan-Dec	2005 Jan-Dec

Assets	190,197	189,113
Liabilities	419,306	407,689
Asset position (liability)	(229,109)	(218,576)

The company uses derivative instruments to reduce currency fluctuation risk, as shown in the respective derivative instruments’ note.

Based in market conditions, the company’s management establishes policies to obtain credits, invest in deposits and marketable securities with resale agreements and the use of derivative instruments. Depending on the amounts, the Board of Directors also approves these transactions before their execution. New long term financing to finance new investments or refinance existing liabilities, must be approved by the Company’s Board of Directors. In the countries in which Masisa S.A. has operations, local management may obtain new short-term loans for its capital work needs in the normal operation of business.

E.     Risk Analysis

Risk Factors Analysis

During the normal course of business, the company faces various market, financing, and operating risk factors, among others.

-     Financing and exchange rate risk:

The company’s management establishes policies to manage the financial risk through the use of derivative instruments such as swaps, forwards, options or futures, to cover exchange risks as well as interest rate fluctuation.

The company does not use derivative instruments for speculation.

-     Operating risk:

In the regular course of business, Masisa S.A. faces raw material supplying risks, especially in chemical resins and wood, which are essential elements for the production of its products. To minimize this risk, the company maintains long term agreements with chemical resin suppliers.

In addition to the forests and plantations that the company directly holds in Chile, it is also the principal shareholder of Forestal Tornagaleones S.A., who has plantations in Chile and Argentina. Additionally, it maintains a diversification policy for its wood residue supply, reducing dependence from individual suppliers.

As part of the regular course of business, the company may face catastrophic risks in its plants, loss risk in its warehouses, third party damages, legal contingencies, commercial risks, and others. The company’s management intends to identify these risks to avoid its occurrence in any way possible; minimizing the potential adverse effects and/or covering through insurance policies the eventual losses if such evens should occur.

Relevant Events

A summary of Masisa S.A.’s relevant events for the period January – December 2006 is set forth below, and which the company’s management considers must be acknowledged by the Shareholders.

On January 6th, 2006 the preference option period for the subscription of the capital increase that was agreed by the Extraordinary Shareholders Meeting held on August 29th, 2005 was completed. The amount of subscribed and paid shares -from a total of de 650,000,000 shares- was 622,503,068 which increased the paid in capital of the Company in THUS$ 117,365.-

In an Extraordinary Board Meeting of the Company, held on January 11th, 2006, the following was agreed:

1)     Summon a Bond Holder’s Meeting to be held during March 2006, to approve the following modifications to the issuance contract of the subscribed bonds line with the Securities Registry of that Superintendent’s Office under N° 440, dated November 15th, 2005, with charge to which the bonds Series D were issued which will be placed on January 12th, 2006.

a)     Modify N° 14 of clause 4 of the issuance contract, replacing paragraph three of said number by the following text:

“The Bonds will be rescued –except in case of Series D Bonds corresponding to the first issuance with charge to the Line, which will be ruled in these aspects by the dispositions established in N° 8 of clause 7 of this Contract-, at a value equal to the unpaid capital balance, plus the accrued interests in the period between the next day from the maturing date of the last interest quote paid and the date established for the rescue”.

b)     Modify N° 8 of clause 7 of the issuance contract:

“Eight / Anticipated recovery.- The Series D Bonds may be recovered as of April 15th, 2008, in the said manner stated in N° 14 of clause 4 of this instrument. Such Bonds will be recovered at value equivalent to the current value minus the future Bond flows, corresponding to the balance of unpaid capital and interests, at a 4.0% annual rate, compound, calculated over equal semesters of 180 days.”

2)     Summon a Bond Holder’s Meeting to be held on the same date as the Meeting mentioned in N° 1 above, to approve the following modifications to the issuance contract of the bond line subscribed with the Securities Registry of that Superintendent’s Office under N° 439, dated November 14th, 2005, with charge to which the Series E bonds were issued which will be placed on January 12th, 2006.

a)     Modify N° 14 of clause 4 of the issuance contract, replacing paragraph three of said number by the following:

“The Bonds will be recovered –except in case of the Series E Bonds corresponding to the first issuance with charge to the Line, that will be ruled on this aspect by the provisions established in N° 8 of clause 7 of this Contract-, at a value equal to the unpaid capital balance, plus the accrued interests in the period between the next day from the maturing date of the last interest quote paid and the date established for the rescue”.

b)     Modify N° 8 of clause 7 of the issuance contract with charge to which the Series E is issued, replacing it by the following text:

“Eight / Anticipated recovery.- The Series D Bonds may be recovered as of April 15th, 2008, in the said manner stated in clause 4, N° 18 of this instrument. Such Bonds will be recovered at value equivalent to the current value minus the future Bond flows, corresponding to the balance of unpaid capital and interests, at a 4.4% annual rate, compound, calculated over equal semesters of 180 days.”

On January 12th, 2006, the Company informed the Superintendencia de Valores y Seguros (Chilean Securities and Insurance Superintendent’s Office), as well as the Security’s Exchanges, the following information:

1)     With charge to the Line N° 439, today January 12th, 2006, Series E bonds for UF: 2,750,000, with a 21-year term and a 1-year grace period, at a rate of 4.79% were placed

2)     With charge to the Line N° 440, today January 12th, 2006, Series D bonds for UF: 2,000,000, with a 7-year term and a 2-year grace period, at a rate of 4.59% were placed

The funds obtained through said placements will be destined to the payment of financial obligations of the company and/or its subsidiaries.

On April 20th, 2006, the Company informed the Superintendencia de Valores y Seguros (Chilean Securities and Insurance Superintendent’s Office), as well as the Security’s Exchanges, about the payment of a minimum an mandatory definite dividend and of an additional definitive dividend, with charge to net income for the period completed as of December 31st, 2005. The total amount of the dividend to be shared was for THUS$ 11,491.- or 50% of the net income distributable for the 2005 period. This dividend was paid on May 16th, 2006 in pesos, according to the exchange rate “dólar observado” (“observed dollar”) published in the Diario Oficial (Chilean Official Gazette) on May 12th, 2006.-

On July 3rd, 2006, the company has informed to the Superintendencia de Valores y Seguros (Chilean Securities and Insurance Superintendent’s Office), the following information as an important event:

“On June 30th, 2006, the company subscribed to the Securities and Exchange Commission (SEC) its financial statements under the US Gaap as of December 31st, 2005. While elaborating these financial statements a Chilean-ruled financial statement which reflects a lower than US$1.9 million net income, according to what was reported by that period’s FECU, presented on March 1st, 2006 to the Superintendencia de Valores y Seguros (Chilean Securities and Insurance Superintendent’s Office).

This lower result is due to a lack of stock affecting the Packaging Material account balance, and therefore an error on parameterization of rates used to asses the consumption of these materials in the cost system used by the company was made.

When using material criteria to asses the impact of this error in the financial statements, it was concluded that the amount of this error is not significant. Notwithstanding, due to the fact that it was detected after the financial statements’ issuance under the Chilean rule (March 1st, 2006), but before the issuance of the 20-F financial statements under North American rule (June 30th, 2006), this error was incorporated in the basic financial statements reported to the SEC, according to the dispositions of current regulation.

Considering that this is not a significant error, the company, according to practices and accounting criteria applied in Chile, will recognize the aggregate effect of US$1.9 million as of December 31st, 2005, with charge to the aggregate results in the company’s Net Worth, and the January-March effect corresponding to the 2006 period, amounting to US$67 thousand, with charge to the result of this period. Both adjustments will be registered in the financial statements as of March 31st, 2006, which are the last financial statements reported by the company, for which the re-issuance of the respective FECU will be carried out.”

On September 5th, 2006, the company has informed to the Superintendencia de Valores y Seguros, (Chilean Securities and Insurance Superintendent’s Office), the following information as an important event:

The Company’s Board of Directors, in a meeting held on September 4th, 2006, approved the incorporation of Mr. Eugenio Arteaga Infante as the new Corporate Chief Financial Officer of Masisa S.A., who began to work for the Company on September 25th, 2006.  Mr. Artega was General Finance Director for PPL Global Latin-America, controlling group of Empresas Emel S.A., among other companies.

On the other hand, the current Corporate Chief Financial Officer of the Company, Mr. Alejandro Droste Bertolo, by mutual agreement among the parties, leaves Masisa S.A. and his post as of September 8th, 2006.

On November 17th, 2006, the agreements adopted at Masisa S.A.’s Extraordinary Board Meeting held on November 16th, 2006, were communicated to the Superintendencia de Valores y Seguros (Chilean Securities and Insurance Superintendent’s Office). These agreements were the following:

Agree on certain modifications with Banco de Chile, in its role of bondholder’s representative, about non fulfillment events provided in the bond line issuance contract subscribed with the Securities registry of that Superintendence under N0356, dated November 10th, 2003 (the “Issuance contract”), to uniform and concord  its causes with those obligations that Masisa maintains valid in its other bond issuances.

Grant Masisa’s Management the right to materialize issuance and placement of bond series oriented to the local market, with charge to the bond line mentioned in the Issuance Contract, for up to a total of 2,500,000 Unidades de Fomento (UF). These bonds will be destined to finance investments and/or payment or pre-payment of financial obligations of Masisa and/or its subsidiaries. The bonds’ main characteristics, such as amounts, maturities and probable interest rates, will be duly informed to that Superintendence at the time of the subscription and registration of the bond series issued with charge to the Issuance Contract.

Aside from the information above, it is important to say that during the period January - December 2006 there were no other relevant events regarding the Company, which pursuant to the dispositions of Article 9 and paragraph 2 of Article 10 of Law 18,045, Management had considered being relevant to inform or to disclose.

Report of the External Auditors regarding the Financial Statements at December 31 2006.

Social Reason External Auditors:	PRICEWATERHOUSECOOPERS

RUT External Auditors:	81513400-1

INDEPENDENT AUDITORS REPORT

Santiago, February 28, 2007

Misters Shareholders and Directors
Masisa S.A.

We have audited  the general consolidated balances of Masisa S.A. and branches at December 31 2006 and 2005 and those corresponding consolidated income states and of cash flows for the years finished in those dates.  The preparation of these financial statements (that include their corresponding notes) is responsibility of the administration of Masisa S.A. Our responsibility consists on emitting an opinion on these financial states, wich is based on the auditing that we make.  The reasoned analysis and the relevant events that are annexed are not integral part of these financial states, therefore, this report doesn’t extend to them.

Our report is based upon the generally accept norms of auditing in Chile. Such norms require that we plan and realize our work  with the objective of achieving a reasonable grade of security that the financial states are exempt of significant errors. Auditing implies the exam based upon tests, of the evidences that support the informations revealed in the financial states. Auditing implies also an evaluation of the accounting principles used and of the significant estimates made by the administration of the Company, as well as an evaluation of the general presentation of the financial states.  We consider that our report constitutes a reasonable base on which we can base or reasonable opinion.

In our opinion, the consolidated mentioned financial states, reasonably present, in all their significant aspects, the financial situation of Masisa S.A. and branches at December 31 of 2006 and 2005, the results of their operations and the flows of cash for the years finished in those dates, in accordance with generally accepted accounting principles in Chile.

Pedro Pelen De G.
RUT: 7.137.062-3

Name of the authorized person that signs	Peter Pelen de G.

RUT of the authorized person that signs	7137062-3

NOTE 34- Holdings

The remaining holdings as of December 31th, 2006 and 2005 are the following:

	2006 ThUS$	2005 ThUS$

Tax Payable	10.906	7.736
Social Laws	2.046	2.659
Remuneration payable	1.260	892
Others	32	37
TOTAL	14.244	11.324

NOTE 35- Recoverable taxes

At December 31 2006 the detail of the recoverable taxes, is the following:

	2006 THUS$	2005 THUS$

First category tax	(5,069)	(1,381)
Monthly provision payments	14,360	11,454
Provisional payment for abrsobed utilities (1)	22,905	15,158
IVA to recover exportations	7,120	2,292
Fiscal Credit IVA	17,236	20,189
Qualifications expenses	744	490
Donations	53	53
Other credits	4,888	4,330

TOTAL Tax to recover	62,237	52,585

(1)     During the year 2003, the merger was carried out in which the absorbed companies (Andinos S.A., Sociedad Forestal Millalemu S.A. and Forestal Terranova S.A.) registered tributary utilities of previous periods that had not been withdrawn, generating a right to recover in proportional form the paid tax over the referred utilities, that were absorbed by the accumulated tributary losses that  existed in the subsequent Company.

During the year 2005 the Company received dividends of old Masisa S.A., which Allowed it to increase the amount of recoverable taxes over the same concept.

During the second trimester of 2005 the merger between old Masisa S.A. into Terranova, being generated a right to recover in proportional form the paid tax over the tributary utilities not withdrawn, that were absorbed by the tributary losses that were not retired and that were absorbed by the accumulated tributary losses that existed in the subsequent Company.

During the second trimester of the 2006, Masisa S.A. absorbed, due to a full right breakup, the Chilean companies Masisa Investments Ltda., Masisa Concepción Ltda. and Investments Colonel Ltda., all of which registered tributary utilities that were not retired and that had paid tax in previous years. Due to this fact and to that Masisa S.A. had accumulated tributary losses, the right was generated, for the absorbent one, to recover the taxes paid by the absorbed companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized,

MASISA S.A.

Date: March 16, 2007	Conf:	/s/ Patricio Reyes U,

	Name:	Patricio Reyes U,
General Counsel